Exhibit 99.1

Credit Suisse
Annual Report 2006
Credit Suisse financial highlights

Year ended December 31, in CHF m	2006	2005	2004

Consolidated statements of income
Net revenues	36,612	29,131	25,770

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	7,044	3,563	4,154

Net income	7,020	3,575	4,138

December 31, in CHF m, except where indicated	2006	2005

Consolidated balance sheets
Total assets	1,226,764	1,130,756

Shareholder's equity	26,045	25,788

Consolidated BIS capital data
Risk-weighted assets	232,673	213,403

Tier 1 ratio	11.4%	9.6%

Total BIS regulatory capital ratio	16.5%	14.0%

Number of employees
Switzerland	17,224	16,643

Outside Switzerland	24,176	23,975

Number of employees (full-time equivalents)	41,400	40,618

For purposes of the Annual Report, unless the context otherwise requires, the terms “Credit Suisse,” “the Bank,” “we,” “us” and “our” mean Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries, and the term “the Group” means Credit Suisse Group and its consolidated subsidiaries.

Credit Suisse financial highlights
Organization and description of business
Overview
Global Banking Divisions
The year at the Bank
Launch of the Integrated Global Organization
Board of Directors and Executive Board
Board of Directors (as of December 31, 2006)
Executive Board of the Bank (as of December 31, 2006)
Management changes
Operating and financial review
The Bank
2006 compared to 2005
2005 compared to 2004
Risk management
Overview
Risk management principles
Risk management oversight
Risk categories
Risk limits
Economic Risk Capital
Introduction
Concept
Application
Market risk
Overview
Value-at-Risk
Assumptions
Limitations
Scenario analysis
Assumptions
Limitations
Trading portfolios
Non-trading portfolios
Credit risk
Definition of credit risk
Credit risk management approach
Non-performing loans
Potential problem loans
Credit provisions
Loan valuation allowances and provisions for inherent credit losses
Summary of loan valuation allowance experience
Liquidity and funding risk
Liquidity and Asset and Liability Management
Operational risk
Legal risk
Reputational risk
Consolidated financial statements
Consolidated statements of income
Consolidated balance sheets
Statements of changes in shareholder’s equity
Comprehensive income
Consolidated statements of cash flows
Consolidated statements of cash flows – continued
Notes to the consolidated financial statements
1 Summary of significant accounting policies
Principles of consolidation
Foreign currency translation
Cash and cash equivalents
Reverse repurchase and repurchase agreements
Securities lending and borrowing (SLB) transactions
Trading assets and liabilities
Investment securities
Other investments
Loans
Premises and equipment
Goodwill and other intangible assets
Recognition of impairment losses on tangible fixed assets and other intangible assets
Income taxes
Life settlement contracts
Other assets
Other liabilities
Share-based compensation
Own shares and own bonds
Net interest income
Commissions and fees
2 Recently issued accounting standards
Recently adopted accounting standards
Standards to be adopted in future periods
3 Business developments and subsequent events
Acquisitions
Significant shareholders
Subsequent events
4 Segment information
Overview
Revenue sharing and cost allocation
Taxes
Net revenues
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes
Total assets
Segment reporting by geographic location
Net revenues
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes
Total assets
5 Interest and dividend income and interest expense
6 Trading activities
7 Noninterest revenues and expenses
8 Securities borrowed, lent and subject to repurchase agreements
9 Investment securities
10 Other investments
11 Loans
12 Premises and equipment
13 Goodwill
14 Other intangible assets
15 Life settlement contracts
16 Other assets
17 Deposits
18 Long-term debt
19 Other liabilities
20 Accumulated other comprehensive income
21 Income taxes
Tax benefits associated with share-based compensation
22 Employee share-based compensation and other benefits
23 Related parties
Loans to members of the Credit Suisse Board of Directors and the Credit Suisse Executive Board
Liabilities due to own pension funds
24 Pension and other post-retirement benefits
Group pension plan
International pension plans
Other post-retirement defined benefit plans
International single-employer defined benefit pension plans and other post-retirement defined benefit plans
Assumptions
Plan assets and investment strategy
Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
Defined contribution pension plans
25 Derivatives and hedging activities
Trading activities
Economic hedges
Hedge accounting
26 Guarantees and commitments
Guarantees
Disposal-related contingencies and other indemnifications
Lease commitments
Other commitments
27 Transfers and servicing of financial assets
Securitization activity
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
28 Financial instruments
Concentrations of credit risk
Fair value of financial instruments
29 Assets pledged or assigned
30 Capital adequacy
Broker-dealer operations
Dividend restrictions
31 Litigation and other contingencies
32 Significant subsidiaries and associates
Significant subsidiaries
Significant associates (Value according to the Equity Method)
33 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
Scope of consolidation
Discontinued operations
Real estate held for investment
Investments in securities
Trading positions
Bifurcation of precious metal loans
Goodwill and intangible assets
Pensions and post-retirements benefits
Reserves for general banking risks
Nontrading assets measured at fair value
Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse, Zurich
Parent company
Parent company financial review
Parent company Swiss GAAP financial statements
Income statement
Balance sheet before appropriation of retained earnings
Off-balance sheet business
Proposed appropriation of retained earnings
Description of business activities
Accounting and valuation policies
Basis for accounting
Foreign currency translations
Share-based compensation
Derivatives used for hedging purposes
Deferred taxes
Participations
Undisclosed reserves
Notes on risk management
Notes to the parent company financial statements
1 Additional information on the parent company income statement
The following table summarizes details of net trading income:
The following table summarizes extraordinary income and expenses:
2 Pledged assets and assets under reservation of ownership
The following table summarizes details of pledged assets under reservation of ownership:
3 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
The following table summarizes details of securities borrowing, securities lending, purchase and reverse purchase agreements:
4 Liabilities in respect of own pension funds
The following table summarizes details of liabilities in respect of own pension funds:
5 Valuation adjustments and provisions
The following table summarizes details of valuation adjustments and provisions:
6 Composition of share capital and authorized capital
The following table summarizes details of share capital and authorized capital:
7 Major shareholders and groups of shareholders
The following table summarizes details of major shareholders and groups of shareholders:
8 Shareholder’s equity
The following table summarizes details of shareholder’s equity:
9 Assets from and liabilities to affiliated companies and loans to members of the parent company’s governing bodies
The following table summarizes details of assets from and liabilities to affiliated companies and loans to members of the Parent Company’s governing bodies:
10 Significant transactions with related parties
11 Fire insurance value of tangible fixed assets
The following table summarizes details of fire insurance value of tangible fixed assets:
12 Liabilities for future payments in connection with operating leases
The following table summarizes details of liabilities for future payments in connection with operating leases:
13 Fiduciary transactions
The following table summarizes details of fiduciary transactions:
14 Number of employees
The following table summarizes details of number of employees:
15 Foreign exchange rates
The following table summarizes details of foreign exchange rates:
16 Outsourcing of services
Report of the Statutory Auditors to the General Meeting of Credit Suisse, Zurich

Organization and description of business
Overview
The Bank serves its diverse clients through three divisions, Investment Banking, Private Banking and Asset Management, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. The Bank has a truly global reach today, with operations in over 50 countries and a team of more than 41,000 employees from around 100 different nations.

Global Banking Divisions
– Through its Investment Banking division, the Bank supplies investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions, divestitures, corporate sales, restructuring and investment research.

– Through its Private Banking division, the Bank offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which is tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Through its Asset Management division, the Bank supplies products from the full range of investment classes – money market, fixed income, equities, balanced and alternative investments – to meet the needs of institutional, government, and private clients globally.

These global divisions are supported by Shared Services, which provide corporate services and business support.
The year at the Bank
2006 was a landmark year for the Bank, which began with the launch of the new, integrated global organization and the introduction of a single brand. The Bank is now increasingly able to combine its experience, resources and expertise across different businesses and geographies in order to deliver holistic financial solutions to its global clients.

Launch of the Integrated Global Organization
The new, integrated global organization was officially launched on January 1, 2006. The integrated structure provides a strong platform from which the Bank can offer comprehensive financial solutions to its clients, create synergies for revenue growth, increase efficiency and enhance shareholder value. The structure includes the three divisions, Investment Banking, Private Banking and Asset Management, as well as a regional structure, which allows it to leverage resources and to develop cross-divisional strategies that span the Americas, Asia Pacific, Europe, Middle East and Africa (EMEA) and Switzerland. The divisions and regions are supported by Shared Services, which provide a range of corporate services and business support. The Bank expects to generate significant revenue and cost synergies in the coming years as a result of its new business model and structure.

The integrated model is the Bank's response to changing client needs in an industry driven by globalization and rapid technological developments. These two trends are transforming the requirements and expectations of clients, who are demanding an even broader range of offerings, improved performance, greater transparency and continuous access to global execution capabilities. The Bank believes this newly integrated organization has the necessary flexibility and resources to deliver solutions to clients and to compete successfully in the global marketplace.

The Bank underpinned the launch of its integrated global structure with the introduction of a single brand and new logo. The Bank brand is based on its 150-year tradition of banking excellence, which has provided the foundation to enable it to develop innovative solutions for its clients – a tradition to innovate.

Board of Directors and Executive Board
Board of Directors (as of December 31, 2006)
The Board of Directors of the Bank is composed of the following individuals:
Walter B. Kielholz, Chairman 1)
Hans-Ulrich Doerig, Vice-Chairman 1) 4)
Thomas W. Bechtler 2)
Robert H. Benmosche 2)
Peter Brabeck-Letmathe
Noreen Doyle 4)
Jean Lanier 3)
Anton van Rossum 2)
Aziz R. D. Syriani 1) 2) 3)
David W. Syz 3)
Ernst Tanner 4)
Richard E. Thornburgh 4)
Peter F. Weibel 1) 3)

1) Member of the Chairman’s and Governance Committee, chaired by Walter B. Kielholz
2) Member of the Compensation Committee, chaired by Aziz R. D. Syriani
3) Member of the Audit Committee, chaired by Peter F. Weibel
4) Member of the Risk Committee, chaired by Hans-Ulrich Doerig

Executive Board of the Bank (as of December 31, 2006)
The most senior executive body of the Bank is the Executive Board. It is responsible for the day-to-day operational management of the company. It develops and implements the strategic business plans subject to approval by the Board of Directors and reviews and coordinates significant initiatives and projects in the divisions and regions or in the Shared Services functions.

The members of the Executive Board of the Bank are:
Oswald J. Grübel, Chief Executive Officer
Walter Berchtold, Chief Executive Officer Private Banking
David J. Blumer, Chief Executive Officer Asset Management
Paul Calello, Chief Executive Officer Asia Pacific
Brady W. Dougan, Chief Executive Officer Investment Banking and Credit Suisse Americas
D. Wilson Ervin, Chief Risk Officer
Renato Fassbind, Chief Financial Officer
Ulrich Körner, Chief Executive Officer Switzerland
Michael G. Philipp, Chief Executive Officer Europe, Middle East and Africa
Urs Rohner, General Counsel and Chief Operating Officer
Thomas J. Sanzone, Chief Information Officer

Management changes
In February 2007, the Group announced the appointment of Brady W. Dougan as new Chief Executive Officer of Credit Suisse Group and Credit Suisse, effective May 5, 2007. He will succeed Oswald J. Grübel who will retire at the Annual General Meeting in 2007. Brady W. Dougan is currently the Chief Executive Officer Investment Banking. Paul Calello, the current Chief Executive Officer Asia Pacific, will replace Brady W. Dougan as the Chief Executive Officer Investment Banking. Robert Shafir will join as Chief Executive Officer Americas and become a member of the Executive Board of the Bank.

With the closing of the sale of the Winterthur Group to AXA S.A., Leonhard H. Fischer stepped down from the Group Executive Board effective December 22, 2006. At the same time, the Group announced that Mr. Fischer has been appointed Chief Executive Officer Credit Suisse Europe, Middle East and Africa and member of the Executive Board of the Bank effective March 1, 2007. Michael G. Philipp has been appointed Chairman Europe, Middle East and Africa effective March 1, 2007.

Operating and financial review
The Bank

Year ended December 31, in CHF m	2006	2005	2004

Interest and dividend income	49,392	35,361	25,637

Interest expense	(43,423)	(28,822)	(18,363)

Net interest income	5,969	6,539	7,274

Commissions and fees	16,379	13,273	12,353

Trading revenues	9,162	5,693	3,505

Other revenues	5,102	3,626	2,638

Total noninterest revenues	30,643	22,592	18,496

Net revenues	36,612	29,131	25,770

Provision for credit losses	(97)	(134)	70

Compensation and benefits	15,132	13,444	11,650

Other expenses	8,776	9,535	7,677

Total operating expenses	23,908	22,979	19,327

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	12,801	6,286	6,373

Income tax expense	2,137	659	1,106

Minority interests	3,620	2,064	1,113

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	7,044	3,563	4,154

Extraordinary items, net of tax	(24)	0	0

Cumulative effect of accounting changes, net of tax	0	12	(16)

Net income	7,020	3,575	4,138

2006 compared to 2005
The Bank recorded Net income of CHF 7,020 million, an increase of CHF 3,445 million, or 96%, compared to 2005. Investment Banking’s results improved significantly as a result of favorable market conditions and increased client and deal activity and included credits from insurance settlements for litigation and related costs of CHF 508 million. Private Banking also reported good results as higher revenues associated with client activity were partially offset by higher compensation expenses, including strategic investments in Wealth Management’s global franchise. Asset Management’s results declined reflecting lower Private equity and other investment-related gains and higher Compensation and benefits and Other expenses, partly due to the business realignment.

Net revenues
The Bank reported Net revenues of CHF 36,612 million in 2006, an increase of CHF 7,481 million, or 26%, compared to 2005. This increase reflected a very strong performance in Investment Banking amid favorable market conditions and a solid performance in Private Banking, with increased client activity and asset-based fees. Asset Management’s Net revenues increased slightly, despite lower Private equity and other investment-related gains.

Net interest income in 2006 decreased to CHF 5,969 million, or 9%, compared to CHF 6,539 million in 2005. Interest and dividend income increased CHF 14,031 million, or 40%, mainly due to higher Interest and dividend income on Trading assets and a strong result from higher average balances in both government and corporate bonds. This was offset by a greater increase in Interest expense, primarily on Deposits and Trading liabilities.

Commissions and fees in 2006 increased to CHF 16,379 million, or 23%, compared to CHF 13,273 million in 2005, primarily reflecting very strong results in the underwriting, advisory and leveraged finance businesses and the higher levels of Assets under management.

Trading revenues increased 61% to CHF 9,162 million in 2006, compared with CHF 5,693 million in 2005, mainly from strong equity and fixed income trading in Investment Banking, which benefited from favorable market conditions and increased deal activity.

Other revenues in 2006 increased to CHF 5,102 million, or 41%, from CHF 3,626 million in 2005, which was mainly from higher minority interest-related revenues, which is not recorded in the segments, from consolidated private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues. Other revenues included CHF 3,559 million and CHF 2,085 million of these minority interest-related revenues in 2006 and 2005, respectively.

Provision for credit losses
The Bank reported a net release of Provision for credit losses of CHF 97 million in 2006, compared to a net release of CHF 134 million in 2005. While the credit environment is likely to remain favorable in the near term, the Bank does not expect these benign conditions to continue.

Total operating expenses
Total operating expenses were CHF 23,908 million in 2006, an increase of CHF 929 million, or 4%, compared to CHF 22,979 million in 2005.
Compensation and benefits increased CHF 1,688 million, or 13%, compared to 2005, which included a CHF 650 million expense, relating to a change in the Bank’s accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee’s eligibility for early retirement. 2006 Compensation and benefits primarily reflected higher performance-based compensation in Investment Banking and Private Banking.

Other expenses in 2006 were CHF 8,776 million, a decrease of CHF 759 million, or 8%, compared to 2005. Other expenses in 2006 included credits from insurance settlements for litigation and related costs of CHF 508 million, while Other expenses in 2005 included the charge to increase the reserve for certain private litigation matters of CHF 960 million. Excluding these items, Other expenses increased CHF 709 million, or 8%, reflecting an 18% increase in Commission expenses, in line with increased Net revenues. In addition, Professional services increased 15%, primarily reflecting higher marketing activity and re-branding costs and, to a lesser extent, the realignment in Asset Management. Amortization and impairment of other intangible assets increased 90% as a result of intangible asset impairments of CHF 139 million in connection with the realignment of Asset Management. In addition, there were increases in Occupancy expenses and Travel and entertainment expenses.

Income tax expense
The Bank recorded Income tax expense of CHF 2,137 million in 2006, an increase of CHF 1,478 million, or 224%, reflecting the Bank's higher Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes. This compared to an Income tax expense of CHF 659 million in 2005, reflecting the impact of the change in the Bank’s accounting for share-based compensation awards in 2005. The Banks effective tax rate in 2006 and 2005 was 17% and 10%, respectively.

The Bank’s Income tax expense is not affected by minority interest-related revenues and expenses from consolidated private equity and other entities in which the Bank does not have a significant economic interest in such revenues and expenses. The amount of non-taxable income relating to these investments varies from one period to the next and was CHF 3,560 million in 2006, compared to CHF 2,042 million in 2005. Excluding the effect of non-taxable income from these investments, the Bank’s effective tax rate in 2006 and 2005 was 23% and 16%, respectively.

Minority interests
Minority interests were CHF 3,620 million in 2006, an increase of CHF 1,556 million, or 75%, compared to 2005. This increase was primarily due to revenues from additional private equity funds and other entities that were consolidated for the first time in 2006. For further information on the consolidation of certain private equity funds and other entities, see Note 2 “Recently issued accounting standards” in the Notes to the consolidated financial statements. The Bank’s Net revenues and Total operating expenses reflect the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect Net income as the recorded revenues and expenses are offset by corresponding amounts reported as Minority interests. The minority interest income, net of expenses, related to these entities was CHF 3,560 million and CHF 2,042 million in 2006 and 2005, respectively.

2005 compared to 2004
The Bank recorded Net income of CHF 3,575 million in 2005, a decrease of CHF 563 million, or 14%, compared to 2004. 2005 Net income included a non-cash charge of CHF 440 million after tax relating to a change in the Bank’s accounting for share-based awards and a CHF 624 million after-tax charge in Investment Banking to increase the reserve for certain private litigation matters. Net revenues in 2005 increased to CHF 29,131 million, or 13%, compared to 2004, benefiting from high levels of client activity during the year. Total operating expenses in 2005 increased 19% to CHF 22,979 million, and there was a net release in Provision for credit losses of CHF 134 million, reflecting the continued positive credit environment. Income from continuing operations before taxes increased in Private Banking and Asset Management, reflecting strong Private equity and other investment-related gains, partially offset by a decrease in Investment Banking, mainly driven by the litigation charge.

Net revenues
The Bank reported Net revenues of CHF 29,131 million in 2005, an increase of CHF 3,361 million, or 13%, compared to 2004.
Net interest income in 2005 was CHF 6,539 million, compared to CHF 7,274 million in 2004, a decrease of CHF 735 million, or 10%, due mainly to an increase in Interest expense in Investment Banking as a result of higher short-term borrowing costs and higher financing liabilities.

Commissions and fees in 2005 increased 7% to CHF 13,273 million, compared to CHF 12,353 million in 2004. This increase was generated largely by higher underwriting and advisory revenues in Investment Banking and asset-based commissions and brokerage volumes in Private Banking.

Trading revenues in 2005 increased CHF 2,188 million, or 62%, to CHF 5,693 million, primarily in Investment Banking. The increase in Investment Banking was driven by increases in both fixed income and equity trading results related to higher client transaction volume.

Other revenues in 2005 were CHF 3,626 million, compared to CHF 2,638 million in 2004, an increase of CHF 988 million, or 37%, reflecting an increase in minority interest-related revenues and higher Private equity and other investment-related gains. Other revenues included CHF 2,085 million in 2005 and CHF 1,110 million in 2004 of minority interest-related revenues from consolidated private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues.

Provision for credit losses
The Bank reported a net release of Provision for credit losses of CHF 134 million in 2005, compared to a net increase in Provision for credit losses of CHF 70 million in 2004. These releases largely reflected a favorable credit environment in 2005.

Total operating expenses
The Bank reported Total operating expenses of CHF 22,979 million in 2005, compared to CHF 19,327 million in 2004, an increase of CHF 3,652 million, or 19%. The increase included a charge of CHF 960 million in Investment Banking to increase the reserve for certain private litigation matters. Excluding the litigation charge, Total operating expenses increased CHF 2,692 million, or 14%, mainly reflecting an increase in Compensation and benefits.

Compensation and benefits in 2005 was CHF 13,444 million, compared to CHF 11,650 million in 2004, an increase of CHF 1,794 million, or 15%, which reflected increases in Investment Banking and Private Banking primarily due to higher performance-related compensation in line with the improved results. In addition, the increase reflected the impact of Private Banking’s front office recruitment as part of its ongoing strategic investments in growth markets. Compensation and benefits in 2005 was also impacted by the CHF 650 million charge relating to the change in the Bank’s accounting for share-based compensation awards. For further information on share-based compensation, see note 1 “Summary of significant accounting policies” and note 22 “Employee share-based compensation and other benefits” in the Notes to the consolidated financial statements.

Other expenses in 2005 were CHF 9,535 million, compared to CHF 7,677 million in 2004, an increase of CHF 1,858 million, or 24%, due mainly to the impact of the CHF 960 million charge to increase the reserve for certain private litigation matters. In addition, the increase reflected higher Professional services expenses in both Investment Banking and Asset Management and higher Commission expenses in Investment Banking and Private Banking. In addition, there were increases in Travel and entertainment expenses and Amortization and impairment of other intangible assets expenses.

Income tax expense
The Bank recorded Income tax expense of CHF 659 million in 2005, compared to CHF 1,106 million in 2004, a decrease of CHF 447 million, or 40%. The Bank’s effective tax rate in 2005 and 2004 was 10% and 17%, respectively. Income tax expense was positively impacted by the increase in the reserve for certain private litigation matters, the release of tax contingency accruals of CHF 131 million, due to the favorable settlement of certain tax audits in Investment Banking, and a decrease in the effective tax rate as a result of changes in the geographic mix of taxable income.

Income tax expense in 2005 was also impacted by the change in the Bank’s accounting for share-based compensation awards, which resulted in a decrease in Income tax expense of CHF 210 million. For further information on share-based compensation, see note 1 “Summary of significant accounting policies” and note 22 “Employee share-based compensation and other benefits” in the Notes to the consolidated financial statements.

The Bank’s Income tax expense is not affected by minority-related interest revenues and expenses from consolidated private equity and other entities in which the Bank does not have a significant economic interest in such revenues and expenses. The amount of non-taxable income relating to these investments varies from one period to the next and was CHF 2,042 million in 2005 compared to CHF 1,072 million in 2004. Excluding the effect of non-taxable income from these investments, the Bank’s effective tax rate in 2005 and 2004 was 16% and 21%, respectively.

Minority interests
Minority interests were CHF 2,064 million in 2005, compared to CHF 1,113 million in 2004, an increase of CHF 951 million, or 85%. The Bank’s Net revenues and Total operating expenses reflect the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect Net income as the revenues and expenses recorded are offset by corresponding amounts reported as Minority interests. The minority interest income, net of expenses, related to these entities, was CHF 2,042 million in 2005, compared to CHF 1,072 million in 2004. The increase primarily reflected increased Private equity and other investment-related gains in these funds.

Risk management
Overview
The Bank is part of Credit Suisse Group and its risks are managed as part of the global Credit Suisse Group entity.
Risk management principles
The prudent taking of risk is fundamental to the business of the Group. The primary objectives of risk management are to protect the financial strength and the reputation of the Group, while looking to ensure that capital is well deployed to support business activities and grow shareholder value. The Group’s risk management framework is based on the following principles, which apply universally across all businesses and risk types.

– Protection of financial strength: The Group controls risk in order to limit the impact of potentially adverse events on its capital and income. The Group’s risk appetite is to be consistent with its financial resources.

– Protection of reputation: The value of the Group franchise depends on the Group’s reputation. Protecting a strong reputation is both fundamental and an overriding concern for all staff members.
– Risk transparency: Risk transparency is essential so that risks are well understood by senior management and the Board of Directors and can be balanced against business goals.
– Management accountability: The Group is organized into segments that own the comprehensive risks assumed through their operations. Management for each segment is responsible for the ongoing management of their respective risk exposures and earning a sufficient long-term return for the risks taken.

– Independent oversight: Risk management is a structured process to identify, measure, monitor and report risk. The risk management and legal and compliance functions operate independently of the front office to ensure the integrity of the Group’s control processes. The risk management functions are responsible for implementing all relevant risk policies, developing tools to assist senior management to determine risk appetite and assessing the overall risk profile of the Group.

Risk management oversight
Risk management oversight is performed at several levels of the organization. Key responsibilities lie with the following management bodies and committees:
Risk management oversight at the Board of Directors level
– Group Board of Directors: Responsible to shareholders for the strategic direction, supervision and control of the Group and for defining the Group’s overall tolerance for risk.
– Boards of Directors of other Group legal entities: Responsible for the strategic direction, supervision and control of the respective legal entity and for defining the legal entity’s tolerance for risk.

– Risk Committees: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital structure, including the regular review of major risk exposures and the approval of risk limits.

– Audit Committees: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting, and legal and regulatory compliance. Additionally, the Audit Committees are responsible for monitoring the independence and the performance of the internal and external auditors.

– Internal auditors: Responsible for assisting the Boards of Directors, the Audit Committees and management by providing an objective and independent evaluation of the effectiveness of control, risk management and governance processes.

Risk management oversight at the Group management level
– Group Executive Management (Group Chief Executive Officer and Group Executive Board): Responsible for implementing the Group’s strategy, managing the Group’s portfolio of businesses and managing the risk profile of the Group as a whole within the risk tolerance defined by the Group Board of Directors.

– Group Chief Risk Officer (GCRO): Responsible for providing risk management oversight for the Group as a whole in order to ensure that the Group’s aggregate risk appetite is consistent with its financial resources as well as the risk tolerance defined by the Group Board of Directors. Additionally, the GCRO identifies group-wide risk concentrations, reviews and ratifies high risk exposures and unusual or special transactions, allocates Group limit reserves to businesses, ensures consistent and thorough risk management practices and processes throughout the Group and recommends corrective action, if necessary.

Risk management oversight at the Bank management level
– Bank Executive Management (Chief Executive Officer and Executive Board): Responsible for implementing the Bank’s strategy and actively managing its portfolio of businesses and its risk profile to ensure that risk and return are balanced and appropriate for current market conditions.

– Bank Chief Risk Officer: Responsible for providing risk management oversight for the Bank and establishing an organizational basis to manage all risk management matters of the Bank through the four primary risk functions independent from the front office, as described below.

– Strategic Risk Management: Responsible for assessing the overall risk profile on a Bank-wide, portfolio level and for individual businesses, and recommending corrective action, where necessary.
– Risk Measurement and Management: Responsible for the measurement and reporting of credit risk, market risk and economic risk capital data, managing risk limits, and establishing policies on market risk and economic risk capital.

– Credit Risk Management: Headed by the Chief Credit Officer with responsibility for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of the segment and business area’s credit portfolios and allowances.

– Bank Operational Risk Oversight: Responsible for oversight of the Bank’s operational risk including governance and policy aspects, development and reporting of key risk indicators as well as operational risk capital management and allocation.

Credit Suisse risk management committees
– Capital Allocation and Risk Management Committee (CARMC) is responsible for supervising and directing the Bank risk profile on a consolidated basis, recommending risk limits to the Bank’s Board of Directors and its Risk Committee and for establishing and allocating risk limits within the Bank. CARMC meetings focus on the following three areas on a rotating basis: Asset and Liability Management/Liquidity; Market and Credit Risk; and Operational Risk/Legal and Compliance.

– Risk Processes and Standards Committee is responsible for establishing and approving standards regarding risk management and risk measurement, including methodology and parameters.
– Credit Portfolio and Provisions Review Committee is responsible for reviewing the quality of the credit portfolio, with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances.

– Reputational Risk Review Committee is responsible for setting the policy and reviewing processes regarding reputational risks within the Bank.
– Divisional Risk Management Committees (RMC): Within the Investment Banking, Private Banking and Asset Management segments of the Bank, the respective divisional RMCs are established to manage risk on a divisional basis.

Risk categories
The Bank is exposed to many risks and differentiates between them using the following seven major risk categories:
– Market risk – the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices and other relevant market rates and prices, such as commodity prices and volatilities;

– Credit risk – the risk of loss arising from adverse changes in the creditworthiness of counterparties;
– Expense risk – the risk that the businesses are not able to cover their ongoing expenses with ongoing income subsequent to a severe crisis, excluding expense and income items already captured by the other risk categories;

– Liquidity and funding risk – the risk that the Bank or one of its businesses is unable to fund assets or meet obligations at a reasonable or, in the case of extreme market disruptions, any price;
– Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events;
– Strategy risk – the risk that the business activities are not responsive to changes in industry trends; and
– Reputational risk – the risk that the Bank’s market or service image declines.

While most businesses are exposed to all risk types, their relative significance varies. Bank-wide risk management and measurement approaches are applied where appropriate and meaningful.
Risk limits
A sound system of risk limits is fundamental to efficient control of the range of risks inherent in the business activities. The size of the limits reflects the Bank’s risk appetite given the market environment, the business strategy and the financial resources available to absorb losses.

The Bank uses an Economic Risk Capital (ERC) limit structure to limit overall position risk-taking. The level of risk incurred by the segments is further restricted by a variety of specific limits. For example, there are consolidated controls over trading exposures (Value-at-Risk (VaR)), the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed money investments and emerging market country exposures. Risk limits are allocated to lower organizational levels within the businesses, and numerous other limits are established to control specific risks, including a system of individual counterparty credit limits that is used to control concentration risks.

Economic Risk Capital
Introduction
Economic Risk Capital represents current market best practice for measuring and reporting all quantifiable risks. It is called economic risk capital because it measures risk in terms of economic realities rather than regulatory or accounting rules. The Bank uses an economic risk capital model as a consistent and comprehensive tool for risk management, capital management and planning and performance measurement.

As the Bank’s standard for assessing risk, ERC provides a strong framework for managing the Bank’s risk profile on a consolidated basis and to assess aggregate risk appetite in relation to the financial resources. By providing a common terminology for risk across the Bank, ERC has also increased risk transparency and knowledge-sharing across the Bank. The ERC model is subject to regular methodology reviews to ensure it appropriately reflects the risk profile of our portfolio in the current market environment.

The development and usage of ERC methodologies and models has increased across the industry over recent years. In the absence of a standardized ERC approach, comparisons across firms may not be meaningful.

Concept
The ERC model is designed to measure all quantifiable risks associated with the Bank’s activities on a consistent and comprehensive basis. ERC is the economic capital needed to remain solvent and in business even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

ERC is calculated separately for position risk, operational risk and expense risk. These three risk categories measure very different types of risk:
– Position risk the level of unexpected loss in economic value on the Bank’s portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).

– Operational risk the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%). Estimating this type of ERC is inherently more subjective and reflects both quantitative tools as well as senior management judgment.

– Expense risk the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk.

Position risk, operational risk and expense risk are used to determine the Bank’s utilized economic capital.
Application
ERC represents the Bank’s core top-level risk management tool. ERC is used to assess, monitor, report and limit risk exposures at many levels of the organization. The Board of Directors and senior management at the Bank and the segments are regularly provided with ERC results, trends and ratios, together with supporting explanations to create risk transparency and to support senior management in managing risk.

The Bank uses ERC in its capital allocation process and related performance measures. Moreover, ERC serves as a reference point for the structured assessment of the Bank’s aggregate risk appetite in relation to its financial resources, recognizing that a comprehensive analysis must also take into account factors that are outside the scope of the ERC framework (for example, strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies).

The ERC methodology is continually reviewed in order to make sure the model remains relevant as markets and business strategies evolve. If the ERC methodology changes based on these reviews, prior-period balances are restated in order to show meaningful trends.

The following table details the components of the Bank's position risk:
December 31, in CHF m	2006	2005	2004

Fixed income trading1)	2,674	1,871	1,283

Equity trading & investment	2,372	2,137	1,511

Swiss corporate & retail lending	1,680	1,946	1,937

International lending & counterparty	2,965	2,576	1,726

Emerging markets	1,644	1,393	1,521

Real estate & structured assets2)	4,965	3,143	2,393

Simple sum across risk categories	16,300	13,066	10,371

Diversification benefit	(4,563)	(3,600)	(2,881)

Position risk (99% confidence level for risk management purposes)	11,737	9,466	7,490

Position risk (99.97% confidence level for capital management purposes)	19,966	15,971	12,347

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1) This category comprises fixed income trading exposures, foreign exchange exposures and commodity exposures. 2) This category comprises the real estate investments of the Bank, commercial and residential real estate and asset-backed securities exposures and real estate acquired at auction.

Market risk
Overview
Market risk is the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices, commodity prices and other relevant market parameters, such as market volatilities. The Bank defines its market risk as potential changes in fair values of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

The Bank devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modeled and reported and effectively managed. Trading and non-trading portfolios are managed at various organizational levels, from the Bank overall down to specific business areas. The Bank uses market risk measurement and management methods designed to meet or exceed industry standards. These include both general tools capable of calculating comparable exposures across the Bank’s many activities as well as focused tools that can specifically model unique characteristics of certain business areas’ functions. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The principal measurement methodologies are VaR and scenario analysis. Additionally, the market risk exposures are also reflected in the Bank’s ERC calculations. The risk management techniques and policies are regularly reviewed to ensure that they remain appropriate.

Value-at-Risk
VaR measures the potential loss in terms of fair value changes over a given time interval under normal market conditions at a given confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from money market and swap transactions, bonds, and interest rate, foreign exchange, equity and commodity options. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equity, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.

Historical financial market rates and prices serve as a basis for the statistical VaR model underlying the potential loss estimation. The Bank uses a ten-day holding period and a confidence level of 99% calculated using, in general, a rolling two-year history of market data to model the risk in its trading portfolios. These assumptions are compliant with the standards published by the Basel Committee on Banking Supervision and other related international standards for market risk management. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated using one-day holding period values.

The Bank has approval from the Swiss Federal Banking Commission, as well as from certain other regulators of its subsidiaries, to use its VaR model in the calculation of trading book market risk capital requirements. The Bank continues to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators and auditors.

Assumptions
The Bank uses a historical simulation model for the majority of risk types and businesses within its trading portfolios. Where insufficient data is available for such an approach, an “extreme move” methodology is used. The model is based on the profit and loss distribution resulting from the historical changes of market rates applied to evaluate the portfolio using, in general, a rolling two-year history. This methodology also avoids any explicit assumptions on correlation between risk factors. The VaR model uses assumptions and estimates that the Bank believes are reasonable, but different assumptions or estimates could result in different estimates of VaR.

Limitations
As a risk measure, VaR only quantifies the potential loss on a portfolio under normal market conditions. It is not intended to cover losses associated with unusually severe market movements (these are intended to be covered by scenario analysis). VaR also assumes that the price data from the recent past can be used to predict future events. If future market conditions differ substantially from past market conditions, then the risk predicted by VaR may be too conservative or too liberal.

Scenario analysis
The Bank regularly performs scenario analysis for all of its business areas exposed to market risk to estimate the potential economic loss that could arise from extreme, but plausible, stress events. The scenario analysis calculations performed are specifically tailored towards their respective risk profile. In addition, to identify areas of risk concentration and potential vulnerability to stress events across the Bank, it has developed a set of scenarios, which are consistently applied across all business areas. Key scenarios include significant movements in interest rates, equity prices and exchange rates, as well as adverse changes in counterparty default rates. The scenario analysis framework also considers the impact of various scenarios on key capital adequacy measures such as regulatory capital and economic capital ratios. The Board of Directors and senior management are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

Assumptions
Scenario analysis estimates the impact that could arise from extreme, but plausible, stress events by applying predefined scenarios to the relevant portfolios. Scenarios are typically defined in light of past economic or financial market stress periods, but statistical analysis is also used to define the less severe scenarios in the framework.

Limitations
Scenario analysis estimates the loss that could arise if specific events in the economy or in financial markets were to occur. Seldom do past events recur in exactly the same way. Therefore, it is necessary to use business experience to choose a set of meaningful scenarios and to assess the scenario results in light of current economic and market conditions.

Trading portfolios
Risk measurement and management
The Bank assumes market risk in its trading portfolios primarily through the trading activities of the Investment Banking segment. The Bank’s other segments also engage in trading activities, but to a much lesser extent.

For the purposes of this disclosure, VaR is used for the trading portfolio, which includes those financial instruments treated as part of the trading book for Bank regulatory capital purposes. This classification of assets as trading is done for purposes of analyzing the Bank’s market risk exposure, not for financial statement purposes.

The Bank is active in most of the principal trading markets of the world, using the majority of the common trading and hedging products, including derivatives such as swaps, futures, options and structured products (which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of its broad participation in products and markets, the Bank’s trading strategies are correspondingly diverse and variable, and exposures are generally spread across a diversified range of risk factors and locations.

Development of trading portfolio risks
The table below shows the trading-related market risk exposure for the Bank, as measured by scaled one-day, 99% VaR. As the Bank measures trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using the respective daily currency translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

The Bank’s one-day, 99% VaR as of December 31, 2006, was CHF 89 million, compared to CHF 87 million as of December 31, 2005. The change in VaR was caused primarily by increased foreign exchange VaR due to increased foreign exchange exposures, partly offset by an increase in the diversification benefit across risk types, reflecting a more even spread of risks across businesses. The average VaR for the Bank was CHF 80 million for 2006, compared to CHF 66 million for 2005. The increase in average VaR was driven primarily by an increase in equity and foreign exchange exposures, partly offset by an increase in the diversification benefit across risk types.

The following table sets forth the trading-related market risk exposure for the Bank on a consolidated basis, as measured by scaled one-day, 99% VaR:
	2006						2005

in CHF m	Minimum		Maximum		Average	31.12.06	Minimum		Maximum		Average	31.12.05

Interest rate & credit spread	42		81		57	62	36		78		60	68

Foreign exchange rate	8		39		19	24	6		30		13	11

Equity	44		90		59	57	23		63		41	57

Commodity	6		20		10	15	1		16		6	11

Diversification benefit	–	1)	–	1)	(65)	(69)	–	1)	–	1)	(54)	(60)

Total	53		125		80	89	48		88		66	87

Represents ten-day VaR scaled to a one-day holding period.
During 2006, the Bank introduced a revised VaR methodology for certain mortgage products. If the revised methodology had been in place during 2005, the VaR as of December 31, 2005 would have been CHF 82 million rather than CHF 87 million.
1) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

VaR results and distribution of trading revenues
Various techniques are used to assess the accuracy of the VaR model used for trading portfolios, including backtesting. Backtesting of the trading portfolio is performed at various organizational levels, from the Bank overall down to more specific business areas. The backtesting process compares daily backtesting profit and loss to VaR calculated using a one-day holding period. Backtesting profit and loss is a subset of the actual trading revenues and includes only the profit and loss effects due to changes in financial market variables such as interest rates, equity prices, foreign exchange rates and commodity prices on the previous night’s positions. It excludes such items as fees, commissions, certain provisions and any trading subsequent to the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. An accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

The Bank had four backtesting exceptions in 2006, after a period of two years with no exceptions. The four backtesting exceptions occurred during the second quarter of 2006 and were driven by equity and foreign exchange market volatility during May 2006. During this period, equity and foreign exchange market volatility was significantly larger than the volatility reflected in the VaR model, which uses historical data on a preceding two-year rolling basis. The VaR model is subject to regular assessment and evaluation to seek to maintain accuracy given current market conditions and positions.

The following histogram compares the trading revenues for 2006 with those for 2005. The trading revenues shown in this graph are the actual daily trading revenues, which include not only backtesting profit and loss but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions. The dispersion of trading revenues indicates the day-to-day volatility in the Bank’s trading activities.

Non-trading portfolios
Risk measurement and management
The market risks associated with the Bank’s non-trading portfolios primarily relate to the banking books, which include: asset and liability mismatch exposures, equity instrument participations and investments in bonds and money market instruments. All of the Bank’s businesses have non-trading portfolios that carry some market risks.

The market risks associated with the non-trading portfolios are measured, monitored and limited using several tools, including ERC, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with the non-trading portfolios of the Bank are measured using sensitivity analysis. The sensitivity analysis for the non-trading activities measures the amount of potential change in economic value resulting from specified hypothetical shocks to market factors. It is not a measure for the potential impact on reported earnings in the current period, since the non-trading activities generally are not marked to market through earnings. Real estate investments and foreign exchange translation risks are not included in the following analysis.

Development of non-trading portfolio risks
Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The Bank’s non-trading equity portfolio includes positions in hedge funds and other instruments that may not be strongly correlated with general equity markets. The estimated impact for the Bank would be a decrease of approximately CHF 438 million in the value of the non-trading portfolio as of December 31, 2006 compared to a decrease of approximately CHF 331 million in the value of the non-trading portfolio as of December 31, 2005. The main reason for the change was increased exposure to hedge funds and private equity investments.

Interest rate risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 50 basis point decline in the interest rates of developed nations and a 200 basis point decline in the interest rates of emerging market nations. The estimated impact for the Bank would be an increase of approximately CHF 110 million in the value of the non-trading portfolio as of December 31, 2006 compared to an increase of approximately CHF 47 million in the value of the non-trading portfolio as of December 31, 2005. The main reason for the change was an increase in treasury positions benefiting from a reduction in interest rates.

Foreign exchange risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% strengthening of the Swiss franc against developed nation currencies and a 20% strengthening of the Swiss franc against emerging market nation currencies. The estimated impact for the Bank would be an increase of approximately CHF 82 million in the value of the non-trading portfolio as of December 31, 2006 compared to an increase of approximately CHF 57 million in the value of the non-trading portfolio as of December 31, 2005. The change was driven by increased foreign exchange exposures in the Private Banking and Investment Banking divisions.

Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact for the Bank would be a decrease of approximately CHF 1 million in the value of the non-trading portfolio as of December 31, 2006 compared to a decrease of approximately CHF 3 million in the value of the non-trading portfolio as of December 31, 2005. The relatively insignificant impact is due to the current size of commodity exposures in the non-trading portfolio.

Credit risk
Definition of credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of the Bank’s credit risk is concentrated in its Investment Banking and Private Banking segments. The credit risks taken on by Private Banking are usually collateralized. Credit risk exists within lending products, commitments and letters of credit and results from counterparty exposure arising from derivative, foreign exchange and other transactions.

Credit risk management approach
Effective credit risk management is a structured process to assess, quantify, price, monitor and manage risk on a consistent basis. This requires careful consideration of proposed extensions of credit, the setting of specific limits, diligent ongoing monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

This credit risk management framework is regularly refined and covers all banking business areas that are exposed to credit risk. The framework is designed to cover virtually all of the credit exposures in the banking business and comprises seven core components:

– An individual counterparty and country rating system;
– A transaction rating system;
– A counterparty credit limit system;
– Country and regional concentration limits;
– A risk-based pricing methodology;
– Active credit portfolio management; and
– A credit risk provisioning methodology.

The Bank evaluates credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers analyze credit requests and assign internal ratings based on their analysis and evaluation of the client’s creditworthiness and the type of credit transaction. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. The final rating also requires the consideration of qualitative factors relating to the counterparty, its industry and management. The Bank has established a counterparty credit risk classification system with which counterparties are rated and classified on a regular basis. This system affords consistency in: (i) statistical and other credit risk analysis; (ii) credit risk monitoring; (iii) risk-adjusted performance measurement; and (iv) economic risk capital usage/allocation. It is also used for certain financial accounting purposes.

Each counterparty that generates a potential or actual credit risk exposure is assigned a risk rating. Based on the structure of each transaction, an estimate of expected loss in the event of a counterparty default is also assigned. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the loss given default assumption to estimate the potential credit loss. These inputs allow the Bank to price transactions involving credit risk more accurately, based on risk/return estimates. Pricing and the terms of the credit extension are sensitive to many of the credit risk factors described in this section and are intended to reflect more accurately the situation of the borrower as well as the Bank’s interests and priorities in negotiating the extension of credit.

Senior credit managers make credit decisions on a transaction-by-transaction basis, determined by levels appropriate to the amount and complexity of the transactions, as well as based on the overall exposures to counterparties and their related entities. These approval authority levels are set out within the governing principles of the legal entities.

A system of individual credit limits is used to manage individual counterparty credit risk. Other limits are also established to address concentration issues in the portfolio, including a comprehensive set of country and regional limits and limits for certain products. Credit exposures to individual counterparties, industry segments or product groupings and adherence to the related limits are monitored by credit officers, industry analysts and other relevant specialists. In addition, credit risk is regularly supervised by credit and risk management committees taking current market conditions and trend analysis into consideration. The Bank regularly analyzes its industry diversification and concentration in selected areas.

A rigorous credit quality review process has been established to provide an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Other key factors considered in the review process include current and projected business and economic conditions, historical experience, regulatory requirements and concentrations of credit volume by industry, country, product and counterparty rating. Regularly updated watch-lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur due to events such as announced mergers, earnings weakness and lawsuits.

The review process culminates in a quarterly determination of the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk-related losses. Impaired transactions are classified as potential problem exposure, non-performing exposure or noninterest-earning exposure and the exposures are generally managed within credit recovery units. The risk management committees of the Bank determine the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

Non-performing loans
A loan is considered impaired when the Bank believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of the respective credit officer. The Bank continues to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the consolidated statement of income. In addition, for any accrued but unpaid interest at the date the loan is deemed non-performing, a corresponding provision is booked against the accrual through the consolidated statement of income. At the time a loan is deemed non-performing and, on a periodic basis, the remaining principal is evaluated for collectibility and an allowance is established for any shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to noninterest-earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. A write-off of a loan occurs when it is determined that there is no possibility to recover the principal. Write-offs also occur due to sales, settlements or restructurings of loans or when uncertainty as to the repayment of either principal or accrued interest exists.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met. These policies are applied worldwide.

Total impaired loans, gross declined CHF 1.0 billion for the Bank in 2006, as Total non-performing loans declined CHF 531 million and Total other impaired loans declined CHF 499 million. This reduction was a result of the continued favorable credit environment as well as continued settlements and recoveries.

Potential problem loans
As of December 31, 2006 and 2005, the Bank had Potential problem loans amounting to CHF 399 million and CHF 836 million, respectively. These loans are considered potential problem loans because, although interest payments are being made, doubt exists as to the timing and/or certainty of the repayment of contractual principal. These loans are classified as impaired.

The following table sets forth the impaired loan portfolio for the Bank :
December 31, in CHF m	2006	2005

Non-performing loans	917	1,174

Noninterest-earning loans	456	730

Total non-performing loans	1,373	1,904

Restructured loans	8	70

Potential problem loans	399	836

Total other impaired loans	407	906

Total impaired loans, gross	1,780	2,810

Valuation allowances as a % of
Total non-performing loans	95.0%	103.2%

Total impaired loans, gross	73.3%	69.9%

Credit provisions
The Bank maintains valuation allowances on loans that it considers adequate to absorb losses arising from the existing credit portfolio. Valuation allowances are deducted from Total assets, while provisions are included in Total liabilities. The Bank provides for credit losses based on a regular and detailed analysis of every counterparty, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either created or adjusted accordingly. Credit provisions are reviewed on a quarterly basis by senior management.

In determining the amount of the credit provisions, loans are assessed on a case-by-case basis, and the following factors are considered:
– The financial standing of a customer based on financial and business information, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period of time considering the net present value of future cash flows;

– The extent of the Bank’s other commitments to the same customer;
– The realizable fair value of any collateral for the loans;
– The recovery rate; and
– The costs associated with obtaining repayment and realization of any such collateral.

Judgment is exercised in determining the extent of the valuation allowance and is based on management’s evaluation of the risk in the portfolio, current economic conditions, recent loss experience, and credit and geographic concentration trends. Vulnerable sectors continue to be tracked and monitored closely, with active management leading to the requirement of collateral, the purchase of credit protection facilities and/or the tightening of credit terms or maturities where appropriate.

Loan valuation allowances and provisions for inherent credit losses
In accordance with Statement of Financial Accounting Standard (SFAS) No. 5, “Accounting for Contingencies” (SFAS 5), the inherent loss allowance is estimated for all loans not specifically identified as impaired, which on a portfolio basis are considered to contain probable inherent loss. Inherent losses in the consumer portfolio are determined by applying a historical loss experience, adjusted to reflect current market conditions, to unimpaired homogeneous pools based on risk rating and product type. Commercial loans are segregated by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on loans and lending-related commitments are estimated based on historical loss and recovery experience and recorded in valuation allowances and provisions. A provision for inherent loss for off-balance sheet lending related exposure (contingent liabilities and irrevocable commitments) is also determined, using a methodology similar to that used for the loan portfolio.

Summary of loan valuation allowance experience
Net reductions of the loan valuation allowance in 2006 were CHF 116 million compared to net reductions of CHF 126 million in 2005. Net reductions of the loan valuation allowance in 2006 were a result of the favorable credit environment, as well as the release of valuation allowances no longer required. While the credit environment is likely to remain favorable in the near term, the Bank does not expect these benign conditions to continue.

The following table sets forth the movements in the allowance for loan losses for the Bank:
in CHF m	2006	2005	2004

Balance January 1	1,965	2,697	4,154

Change in scope of consolidation	0	0	(24)

Net additions/(releases) charged to the consolidated statements of income	(116)	(126)	70

Gross write-offs	(696)	(902)	(1,612)

Recoveries	140	132	56

Net write-offs	(556)	(770)	(1,556)

Provisions for interest	47	69	87

Foreign currency translation impact and other adjustments, net	(35)	95	(34)

Balance December 31	1,305	1,965	2,697

Provision for credit losses disclosed in the Bank's consolidated statements of income also includes provisions for lending-related exposure of CHF 19 million, CHF (8) million and CHF 0 million for 2006, 2005 and 2004, respectively.

Liquidity and funding risk
Liquidity and Asset and Liability Management
Organization
The Group finances its operations in a manner consistent with its business mix, capitalization and ratings and in line with its asset and liability and risk management policies. Liquidity and capital management is coordinated at the Group level through CARMC. CARMC has primary oversight responsibility for liquidity, capital and funding. This committee, which meets on a quarterly basis, includes the Chief Executive Officers of the Group and the Investment Banking, Private Banking and Asset Management divisions; the Chief Financial Officer (CFO) and the Chief Risk Officers (CROs) of the Group and the Bank, the Chief Operating Officer of the Bank and the Treasurer. CARMC reviews the capital situation, balance sheet development and current and prospective funding and defines and monitors adherence to internal Treasury risk limits and capital and liquidity targets. Implementation of CARMC’s decisions is monitored through monthly reports for the attention of the CROs, CFO, Treasurer and other senior management.

Liquidity Management
The Bank manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way, the Bank seeks to ensure that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

The Bank has access to stable deposit-based core funds, the interbank markets and secured funding through the repurchase and securities lending markets. Historically, the Bank’s deposit base has proven extremely stable and is comprised of a diversified customer base, including retail and private bank deposits and wholesale and institutional deposits. In a stressed liquidity environment, the Bank could access the secured funding markets.

The majority of the Bank’s assets – principally trading inventories that support its investment banking business - are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell and securities borrowed, both of which are primarily secured by government and agency securities, and marketable corporate debt and equity securities. In addition, the Bank has significant receivables from customers and broker-dealers, which turn over frequently. To meet client needs as a securities dealer, the Bank may carry significant levels of trading inventories.

As part of its Swiss domestic business, the Bank provides residential and commercial mortgages and secured and unsecured advances to a wide range of borrowers, including individuals, small and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments. These assets are generally in the form of fixed customer-based term loans and loans callable on demand after a contractual notice period. These assets are well diversified by geography, customer type and instrument. Other assets include loans to corporate and other institutional clients, money market holdings and foreign exchange positions held directly in the Bank’s consolidated balance sheets.

The Bank’s other assets include less liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities, and private equity and other long-term investments. These assets may be relatively illiquid at times, especially during periods of market stress.

The principal measure used to monitor the liquidity position of the Bank is the “liquidity barometer”, which estimates the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of anticipated contingent commitments. The Bank’s objective, as mandated by CARMC, is to ensure that the liquidity barometer is maintained at a sufficient level such that, in the event that the Bank is unable to access unsecured funding, it will have sufficient liquidity for an extended period. The liquidity barometer parameters reflect various liquidity assumptions, which are reviewed periodically and, if needed, updated.

The Bank’s objective is to ensure that the liquidity barometer equals or exceeds a time horizon of 120 days. The liquidity barometer reflects the relative stability of the unsecured funding base. Non-deposit liabilities are measured at their contractual maturities because historically, investors in publicly issued debt securities and commercial paper are highly sensitive to liquidity events, such that the Bank believes access to these markets would be quickly diminished. Conversely, the Bank’s retail and institutional deposit base is measured using contractual maturities, which have been adjusted to reflect behavioral stability. Historically, this core deposit base has proven extremely stable, even in stressed markets. The conservative parameters the Bank uses in establishing the time horizon assumes that business franchise assets will not be sold to generate cash, no new unsecured debt can be issued and funds, which are assumed to be trapped because of regulatory restrictions, are not available to be distributed upstream in a stressed liquidity environment. Contingent commitments include such things as commitments to invest in private equity funds, letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. The adjusted market value of unencumbered assets includes a conservative reduction from market value, or “haircut,” reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. The Bank regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The Bank maintains two large secondary sources of liquidity. The first is via a large portfolio of liquid fixed income securities, which is segregated and managed to provide for emergency liquidity needs only. This liquidity portfolio is maintained at a level well beyond regulatory requirements and could provide a significant source of liquidity for an extended period in the event of stressed market conditions. In addition to these assets held directly in the Bank, the Bank maintains another large source of secondary liquidity through the Bank’s principal broker-dealers and other regulated entities. The Bank has historically been able to access significant liquidity through the secured funding markets (securities sold under agreements to repurchase, securities loaned and other collateralized financing arrangements), even in periods of market stress. The Bank continually monitors its overall liquidity by tracking the extent to which unencumbered marketable assets and alternative unsecured funding sources exceed both contractual obligations and anticipated contingent commitments.

The Bank’s liquidity contingency plan focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken:

– Stage I – Market disruption or Group / Bank event
– Stage II – Unsecured markets partially inaccessible
– Stage III – Unsecured funding fully inaccessible

In the event of a liquidity crisis, a meeting of the Liquidity Crisis Committee would be convened by Treasury to activate the contingency plan. The Liquidity Crisis Committee’s membership includes senior business line, funding and finance department management. This committee would meet frequently throughout the crisis to ensure the plan is executed.

Pursuant to the centralization of funding at the Bank, the secured bilateral committed credit arrangements between various third-party banks and Bank subsidiaries will not be renewed. As of December 31, 2006, the Bank maintained eight such credit facilities that collectively totaled USD 3.95 billion. These facilities require the relevant subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate, LIBOR or other money market indices and can be used for general corporate purposes. The facilities contain customary covenants that the Bank believes will not impair its ability to obtain funding.

Asset and Liability Management
Global Treasury also oversees corporate policy with respect to non-trading book interest rate and foreign exchange exposure, as well as a range of other important policy areas including debt maturity profile, internal and external capitalization and intercompany funding.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s primary aim is the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. Where appropriate, the Bank transfers operational risks to third-party insurance companies.

Operational risk is inherent in most aspects of the Bank’s activities and comprises a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. The Bank therefore manages operational risk differently from market and credit risk. The Bank believes that effective management of operational risks requires a common bank-wide framework with ownership residing with the management responsible for the relevant business process. Additionally, the Bank has established a central team within the Chief Risk Officer area that focuses on the coordination of consistent policy, tools and practices throughout the Bank for the management, measurement, monitoring and reporting of relevant operational risks. This team is also responsible for the overall operational risk framework, measurement methodology and capital calculations. Knowledge and experience are shared throughout the Bank to maintain a coordinated approach.

Within the Bank, each individual business area and management level takes responsibility for its own operational risks and provides adequate resources and procedures for the management of those risks. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. In addition to the quarterly firm-level CARMC meetings covering operational risk, operational risk exposures are discussed at divisional risk management committees, which have senior staff representatives from all the relevant functions. The Bank utilizes a number of firm-wide tools for the management, measurement, monitoring and reporting of operational risk. These include: self-assessments; the collection, reporting and analysis of internal and external loss data; and key risk indicator reporting.

The Bank has employed the same methodology to calculate ERC for operational risk since 2000 and plans to use a similar methodology for the Advanced Measurement Approach under the Basel II Accord. This methodology is based upon the identification of a number of key risk scenarios that describe all of the major operational risks that the Bank faces. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors (for example, self-assessment results and key risk indicators) are considered as part of this process. Based on the output from these meetings, the Bank enters the scenario probabilities and severities into an event model that generates a loss distribution. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario, incorporating haircuts as appropriate. Based on the loss distribution, the level of capital required to cover operational risk can then be calculated.

Legal risk
The Bank faces significant legal risks in its segments and business areas. The financial services industry is operating in a challenging legal and regulatory environment with a high level of scrutiny from regulators and clients around the world. The volume and amount of damages claimed in litigation, and the penalties and fines sought by regulators against financial services firms, are increasing substantially.

Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which the Bank acts as principal; potential liability under securities law or other law for materially false or misleading statements made in connection with transactions in which the Bank acts as underwriter, placement agent or financial adviser; potential liability for the “fairness opinions” and other advice the Bank provides to participants in corporate transactions; disputes over the terms and conditions of complex trading arrangements; disputes over sales and trading practices; and disputes concerning the adequacy or enforceability of documents relating to some of the Bank’s transactions. The Bank faces the possibility that counterparties in complex or risky trading transactions will claim that the Bank improperly failed to inform them of the risks or that they were not authorized or permitted to enter into these transactions with the Bank and that their obligations to the Bank are not enforceable. The Bank is also subject to claims arising from disputes with employees for, among other things, discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

The Bank seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continual refinement of controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation and the involvement of the legal and compliance department and outside legal counsel.

Changes in laws, rules or regulations affecting the Bank’s operations, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect its results. The Bank may be materially affected not only by regulations applicable to it as a financial services company, but also by regulations of general application.

Reputational risk
The Bank’s policy is to avoid any action or transaction that brings with it a potentially unacceptable level of risk of damage to the Bank's reputation.
Reputational risks may arise from a variety of sources, including the nature or purpose of a proposed transaction, the identity or nature of a potential client, the regulatory or political climate in which the business will be transacted or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk for the Bank, the relevant business proposal is required to be submitted to the Reputational Risk Review Process. This involves a vetting of the proposal by senior management and its subsequent referral to one of the Reputational Risk Approvers, each of whom is independent of the business segments and who has authority to approve, reject or impose conditions on the Bank's participation.

Consolidated financial statements
Consolidated statements of income

Year ended December 31, in CHF m	Reference to notes	2006	2005	2004

Interest and dividend income	5	49,392	35,361	25,637

Interest expense	5	(43,423)	(28,822)	(18,363)

Net interest income	5	5,969	6,539	7,274

Commissions and fees	7	16,379	13,273	12,353

Trading revenues	6	9,162	5,693	3,505

Other revenues	7	5,102	3,626	2,638

Total noninterest revenues		30,643	22,592	18,496

Net revenues		36,612	29,131	25,770

Provision for credit losses		(97)	(134)	70

Compensation and benefits	7	15,132	13,444	11,650

Other expenses	7	8,776	9,535	7,677

Total operating expenses		23,908	22,979	19,327

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		12,801	6,286	6,373

Income tax expense	21	2,137	659	1,106

Minority interests		3,620	2,064	1,113

Income from continuing operations before extraordinary items and cumulative effect of accounting changes		7,044	3,563	4,154

Extraordinary items, net of tax		(24)	0	0

Cumulative effect of accounting changes, net of tax		0	12	(16)

Net income		7,020	3,575	4,138

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated balance sheets

December 31, in CHF m	Reference to notes	2006	2005

Assets
Cash and due from banks		27,865	19,945

Interest-bearing deposits with banks		3,910	4,245

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	8	318,572	352,703

Securities received as collateral		32,310	23,791

Trading assets	6	449,422	412,997
of which encumbered		141,404	151,786

Investment securities	9	20,304	24,163
of which encumbered		54	2,080

Other investments	10	20,188	9,761

Loans, net	11	190,883	169,599
Allowances for loan losses		1,305	1,965

Premises and equipment	12	5,443	5,084

Goodwill	13	9,889	10,471

Other intangible assets	14	475	491

Other assets	16	147,503	97,506
of which encumbered		26,426	4,860

Total assets		1,226,764	1,130,756

Liabilities and shareholder's equity
Deposits	17	384,924	347,339

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	8	288,442	309,777

Obligation to return securities received as collateral		32,310	23,791

Trading liabilities	6	197,936	194,204

Short-term borrowings		16,287	16,291
of which reported at fair value		2,764	–

Long-term debt	18	144,021	125,860
of which reported at fair value		44,208	–

Other liabilities	19	117,836	78,423

Minority interests		18,963	9,283

Total liabilities		1,200,719	1,104,968

Share capital		4,400	4,400

Additional paid-in capital		19,593	18,770

Retained earnings		11,652	7,045

Treasury shares, at cost		(6,149)	(1,895)

Accumulated other comprehensive income/(loss)	20	(3,451)	(2,532)

Total shareholder's equity		26,045	25,788

Total liabilities and shareholder's equity		1,226,764	1,130,756

Commitments and contingencies refer to notes 21, 26 and 31.

	2006	2005

Additional share information
Par value, in CHF	100.00	100.00

Shares issued	43,996,652	43,996,652

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Statements of changes in shareholder’s equity

in CHF m, except common shares outstanding	Common shares outstanding	1)	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	2)	Accumulated other comprehen- sive income/ (loss)	Total

Balance December 31, 2003	43,996,652		4,400	19,499	1,745	(2,431)		(2,462)	20,751

Net income	–		–	–	4,138	–		–	4,138

Other comprehensive income/(loss), net of tax	–		–	–	–	–		(847)	(847)

Repurchase of treasury shares	–		–	–	–	(1,414)		–	(1,414)

Share-based compensation	–		–	(144)	–	714		–	570

Cash dividends paid	–		–	–	(510)	–		–	(510)

Other3)	–		–	(619)	(1)	–		–	(620)

Balance December 31, 2004	43,996,652		4,400	18,736	5,372	(3,131)		(3,309)	22,068

Net income	–		–	–	3,575	–		–	3,575

Other comprehensive income/(loss), net of tax	–		–	–	–	–		777	777

Repurchase of treasury shares	–		–	–	–	(171)		–	(171)

Share-based compensation	–		–	30	–	1,407		–	1,437

Cash dividends paid	–		–	–	(1,902)	–		–	(1,902)

Other	–		–	4	–	–		–	4

Balance December 31, 2005	43,996,652		4,400	18,770	7,045	(1,895)		(2,532)	25,788

Net income	–		–	–	7,020	–		–	7,020

Cumulative effect of accounting changes, net of tax	–		–	–	45	–		(306)	(261)

Other comprehensive income/(loss), net of tax	–		–	–	–	–		(613)	(613)

Issuance of treasury shares	–		–	(4)	–	–		–	(4)

Repurchase of treasury shares	–		–	–	–	(4,664)		–	(4,664)

Share-based compensation	–		–	846	–	410		–	1,256

Dividends on share-based compensation	–		–	(19)	–	–		–	(19)

Cash dividends paid	–		–	–	(2,458)	–		–	(2,458)

Balance December 31, 2006	43,996,652		4,400	19,593	11,652	(6,149)		(3,451)	26,045

1) The Bank's total share capital consists of 43,996,652 registered shares with nominal value of CHF 100.00 per share and is fully paid. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. 2) Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 3) Substantially relates to the deconsolidation of variable interest entities under Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, as revised (FIN 46(R)).

Comprehensive income

Year ended December 31, in CHF m	2006	2005	2004

Net income	7,020	3,575	4,138

Other comprehensive income/(loss), net of tax	(613)	777	(847)

Comprehensive income	6,407	4,352	3,291

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated statements of cash flows

Year ended December 31, in CHF m	2006	2005	2004

Operating activities of continuing operations
Net income	7,020	3,575	4,138

Income from continuing operations	7,020	3,575	4,138

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	988	894	974

Provision for credit losses	(97)	(134)	70

Deferred tax provision	585	(595)	(297)

Share of net income from equity method investments	2	(54)	(69)

Cumulative effect of accounting changes, net of tax	0	(12)	16

Trading assets and liabilities	(25,848)	(7,249)	(48,799)

(Increase)/decrease in accrued interest, fees receivable and other assets	(60,763)	(30,021)	(27,804)

Increase/(decrease) in accrued expenses and other liabilities	28,294	6,095	20,666

Other, net	2,227	1,004	514

Total adjustments	(54,612)	(30,072)	(54,729)

Net cash provided by/(used in) operating activities of continuing operations	(47,592)	(26,497)	(50,591)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	330	(571)	206

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	9,841	(47,562)	(29,672)

Purchase of investment securities	(1,641)	(12,409)	(16,336)

Proceeds from sale of investment securities	1,234	412	1,226

Maturities of investment securities	3,533	6,081	20,481

Investments in subsidiaries and other investments	(6,541)	(2,293)	(2,251)

Proceeds from sale of other investments	1,705	1,483	1,637

(Increase)/decrease in loans	(26,477)	(17,957)	(9,669)

Proceeds from sales of loans	3,142	2,158	1,294

Capital expenditures for premises and equipment and intangible assets	(1,488)	(901)	(806)

Proceeds from sale of premises and equipment and intangible assets	34	44	6

Other, net	95	261	(144)

Net cash provided by/(used in) investing activities of continuing operations	(16,233)	(71,254)	(34,028)

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated statements of cash flows – continued

Year ended December 31, in CHF m	2006	2005	2004

Financing activities of continuing operations
Increase/(decrease) in deposits	51,154	40,790	44,029

Increase/(decrease) in short-term borrowings	483	(936)	3,168

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,392)	36,975	21,204

Issuances of long-term debt	76,596	51,170	39,520

Repayments of long-term debt	(49,402)	(29,110)	(16,306)

Issuance of treasury shares	(4)	0	0

Repurchase of treasury shares	(4,664)	(171)	(1,414)

Dividends paid/capital repayments (including minority interest and trust preferred securities)	(2,528)	(1,904)	(513)

Other, net	1,970	(84)	(481)

Net cash provided by/(used in) financing activities of continuing operations	72,213	96,730	89,207

Effect of exchange rate changes on cash and due from banks	(468)	3,260	(2,118)

Net increase/(decrease) in cash and due from banks	7,920	2,239	2,470

Cash and due from banks at beginning of year	19,945	17,706	15,236

Cash and due from banks at end of year	27,865	19,945	17,706

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	1,481	1,586	1,119

Cash paid during the year for interest	41,609	27,892	18,210

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	199	1,554	159

Fair value of liabilities assumed	199	1,364	76

Assets and liabilities sold in business divestitures
Assets sold	0	0	65

Liabilities sold	0	0	51

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Bank ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on Net income or Total shareholder’s equity.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Bank and its subsidiaries. The Bank’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates variable interest entities (VIEs) where the Bank is the primary beneficiary in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, as revised (FIN 46(R)). The effects of intercompany transactions and balances have been eliminated.

The Bank accounts for investments in which it has the ability to exercise significant influence, which generally are investments in which the Bank holds 20% to 50% of the voting rights, using the equity method of accounting. These investments are classified as Other investments, while the Bank’s share of the profit or loss, as well as any impairment losses on the investee, if applicable, are included in Other revenues.

Where a Bank subsidiary is a separate legal entity and determined to be an investment company as defined under the American Institute of Certified Public Accountants (AICPA) Investment Company Guide, interests in other entities held by this Bank subsidiary are not consolidated and carried at fair value.

Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange rate on the date of the transaction. At the dates of the consolidated balance sheets, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statement of income.

For the purpose of consolidation, the assets and liabilities of the Bank’s companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in Accumulated other comprehensive income/(loss) (AOCI) within Total shareholder’s equity.

Cash and cash equivalents
Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes. For purposes of these consolidated financial statements, the Bank’s cash and cash equivalents are cash and due from banks.

Reverse repurchase and repurchase agreements
Purchases of securities under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in Trading assets or Investment securities. Assets and liabilities recorded under these agreements are accounted for on an accrual basis, with interest earned on reverse repurchase agreements and interest incurred on repurchase agreements reported in Interest and dividend income and Interest expense, respectively. Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement.

Securities lending and borrowing (SLB) transactions
Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated balance sheets at amounts equal to the cash advanced or received. If securities received in an SLB transaction as collateral may be sold or re-pledged, they are recorded as securities received as collateral and a corresponding liability to return the security is recorded. Fees and interest received or paid are recorded in Interest and dividend income and Interest expense, respectively, on an accrual basis.

Trading assets and liabilities
Trading assets and liabilities include debt and equity securities, derivative instruments, loans held in broker/dealer entities, commodities and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent for the individual item. Regular-way security transactions are recorded on a trade-date basis.

Fair value is defined as the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s-length transaction other than an involuntary liquidation or distressed sale. Quoted market prices are used, when available, to measure fair value. In cases where quoted market prices are not available, fair value is estimated using valuation models that consider prices for similar assets or similar liabilities and other valuation techniques.

Unrealized and realized gains and losses on trading positions, including amortization of the premium/discount arising at acquisition of debt securities, are recorded in Trading revenues.
Derivatives
Freestanding derivative contracts are carried at fair value in the consolidated balance sheets regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host instrument, either the embedded feature, is accounted for separately at fair value or the entire contract, including the embedded feature, is accounted for at fair value. In both cases, changes in fair value are recorded in the consolidated statement of income. Once separated, the derivative is recorded in the same line item in the consolidated balance sheet as the host instrument.

Derivatives classified as trading assets and liabilities include those held for trading purposes and those used for risk management purposes that do not qualify for hedge accounting. Derivatives held for trading purposes arise from proprietary trading activity and from customer-based activity. Changes in realized and unrealized gains and losses and interest flows are included in Trading revenues. Derivative contracts designated and qualifying as fair value hedges, cash flow hedges or net investment hedges are reported as Other assets or Other liabilities and hedge accounting is applied.

Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for over-the-counter (OTC) derivatives are determined on the basis of internally developed proprietary models using various input parameters. Where the input parameters cannot be validated using observable market data, reserves are established for unrealized gains and losses evident at the inception of the contracts so that no gain or loss is recorded at inception. Such reserves are amortized to income over the life of the instrument or released into income when observable market data becomes available. Derivative contracts are recorded on a net basis per counterparty, where an enforceable master netting agreement exists. Where no such agreement exists, replacement values are recorded on a gross basis.

Where hedge accounting is applied, the Bank formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. At inception of a hedge and on an ongoing basis, the hedge relationship is formally assessed to determine whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. The Bank discontinues hedge accounting prospectively in the following circumstances:

(i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);
(ii) the derivative expires or is sold, terminated, or exercised;
(iii) the derivative is no longer designated as a hedging instrument because it is unlikely that the forecasted transaction will occur; or
(iv) the Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

For derivatives that are designated and qualify as fair value hedges, the carrying value of the underlying hedged items is adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statement of income as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded separately in Trading revenues.

When the Bank discontinues fair value hedge accounting because it determines that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Interest-related fair value adjustments made to the underlying hedged items will be amortized to the consolidated statement of income over the remaining life of the hedged item. Any unamortized interest-related fair value adjustment is recorded in the consolidated statement of income upon sale or extinguishment of the hedged asset or liability, respectively. Any other fair value hedge adjustments remain part of the carrying amount of the hedged asset or liability and are recognized in the consolidated statement of income upon disposition of the hedged item as part of the gain or loss on disposition.

For hedges of the variability of cash flows from forecasted transactions and floating rate assets or liabilities, the effective portion of the change in the fair value of a designated derivative is recorded in AOCI. These amounts are reclassified into the line item in the consolidated statement of income in which the hedged item is recorded when the variable cash flow from the hedged item impacts earnings (e.g., when periodic settlements on a variable rate asset or liability are recorded in the consolidated statement of income or when the hedged item is disposed of). The change in fair value representing hedge ineffectiveness is recorded separately in Trading revenues.

When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in AOCI and be reclassified into the consolidated statement of income in the same period or periods during which the formerly hedged transaction is reported in the consolidated statement of income. When the Bank discontinues hedge accounting because it is probable that a forecasted transaction will not occur within the specified date or period plus two months, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and gains and losses that were previously recorded in AOCI will be recognized immediately in the consolidated statement of income.

For hedges of a net investment in a foreign operation, the change in the fair value of the hedging derivative is recorded in AOCI, to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in Trading revenues. The Bank uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in AOCI, to the extent the hedge is effective.

Investment securities
Investment securities include debt securities classified as held-to-maturity and debt and marketable equity securities classified as available-for-sale. Regular-way security transactions are recorded on a trade date basis.

Debt securities where the Bank has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI within Total shareholder’s equity. Amounts reported in AOCI are net of income taxes.

Amortization of premiums or discounts is recorded in Interest and dividend income using the effective yield method through the maturity date of the security. Gains or losses on the sales of securities classified as available-for-sale are recorded in Realized gains/(losses) from investment securities, net at the time of sale on the basis of the weighted average method.

Recognition of an impairment loss on debt securities is recorded in the consolidated statement of income if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to a deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from changes in market interest rates to the extent the Bank has the intent and ability to hold the debt security for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost.

Recognition of an impairment loss on equity securities is recorded in the consolidated statement of income if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Bank generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or by more than 20%.

Recognition of an impairment loss for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.
Unrealized losses on available-for-sale securities are recognized in the consolidated statement of income when a decision has been taken to sell a security.
Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity and restricted stock investments, certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee, and real estate held for investment.

The valuation for non-marketable equity securities depends on the type of entity in which the securities are held. Non-marketable equity securities held by the Bank’s subsidiaries that are determined to be investment companies as defined in the AICPA Investment Company Guide or broker/dealer entities, in each case, to the extent held by separate legal entities, are carried at their estimated fair value, with changes in fair value recorded in the consolidated statement of income. The Bank’s other non-marketable equity securities are carried at cost less other-than-temporary impairment.

Real estate held for investment is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated.

Loans
Loans held-to-maturity
Loans which the Bank intends to hold until maturity are carried at outstanding principal balances and past due interest, net of the following items: unamortized premiums, discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are generally amortized as an adjustment to the loan yield over the term of the related loans.

Allowance for loan losses on loans held-to-maturity
The Allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the Allowance for loan losses are recorded in the consolidated statement of income in Provision for credit losses and in Interest income (for provisions on past due interest).

Many factors can affect the Bank’s estimate of the Allowance for loan losses, including volatility of default probabilities, rating migrations and estimated loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired, which, on a portfolio basis, are considered to contain probable inherent loss. The estimation of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Bank segregates loans by risk, industry or country rating. Excluded from this estimation process are consumer and commercial loans that have been specifically identified as impaired. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience, which is recorded in Other liabilities. Changes in the estimated calculation of losses for lending-related commitments are recorded in the consolidated statement of income in Provision for credit losses.

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Bank considers a loan impaired when, based on current information and events, it is probable that the Bank will be unable to collect the amounts due according to the contractual terms of the loan agreement. For certain non-collateral dependent impaired loans, impairment charges are measured using the present value of estimated future cash flows. For collateral dependent impaired loans, impairment charges are measured using the value of the collateral.

A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. For non-performing loans, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the consolidated statement of income. In addition, the Bank continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established, as necessary.

A loan can be further downgraded to noninterest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time, and on a regular basis thereafter, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required. Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously written off are recorded based on the cash or estimated fair market value of other amounts received.

The amortization of net loan fees or costs on impaired loans is generally discontinued during the periods in which matured and unpaid interest or principal is outstanding. On settlement of a loan, if the loan balance is not collected in full, an allowance is established for the uncollected amount, if necessary, and the loan is then written off, net of any deferred loan fees and costs.

Interest collected on non-performing loans and noninterest-earning loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate.
Generally, a non-performing loan may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

Lease financing transactions where the Bank is the lessor are classified as Loans. Unearned income is amortized to Interest and dividend income over the lease term using the effective interest method.
Loans held-for-sale
Loans, which the Bank has the intent and ability to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in Other assets.

Purchased impaired loans
Purchased loans for which it is probable at acquisition that all contractually required payments will not be received are recorded at their net purchase price and no allowances are carried over. The excess of the estimated cash flows to be collected over the amount paid is accreted into interest income over the estimated recovery period when reasonable estimates can be made about the timing and amount of recovery. The Bank does not consider such loans to be impaired at the time of acquisition. Such loans are deemed impaired only after acquisition if the Bank’s estimate of cash to be received decreases below the estimate that existed at the time of acquisition. Increases in the estimated expected recovery is recorded as a reversal of allowances, if any, and then recognized as an adjustment of the effective yield of the loan.

Premises and equipment
Premises are carried at cost less accumulated depreciation and are depreciated over their estimated useful lives, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful lives. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment are depreciated using the straight-line method over their estimated useful lives, generally three to five years.

The Bank capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Bank depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

The Bank reflects finance leasing activities for which it is the lessee by recording an asset in Premises and equipment, and a corresponding liability in Other liabilities at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is generally depreciated over the shorter of the asset’s estimated useful life or the lease term.

Goodwill and other intangible assets
Goodwill represents the excess of the purchase price of an acquired entity over the estimated fair value of its net assets acquired at the acquisition date. Goodwill is not amortized, rather it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that Goodwill may be impaired. Goodwill is allocated to the Bank’s reporting units for the purposes of the impairment test.

Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured based on the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized. Beginning January 1, 2006, mortgage servicing rights are included in Unamortized other intangible assets and are carried at fair value, with changes recognized through earnings in the period in which they occur. Prior to this date, mortgage servicing rights were classified as Amortized other intangible assets. Mortgage servicing rights represent the right to perform specified mortgage servicing activities on behalf of third parties. Mortgage servicing rights are either purchased from third parties or retained upon sale of acquired or originated loans.

Recognition of impairment losses on tangible fixed assets and other intangible assets
The Bank evaluates Premises and equipment and Other intangible assets for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the asset is considered not to be recoverable, an impairment loss is recorded in Other expenses to the extent the fair value of the asset is less than its carrying amount. Recognition of an impairment loss on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

Income taxes
Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the dates of the consolidated balance sheets and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in Other assets and Other liabilities, respectively. Income tax expense or benefit is recorded in Income tax expense/(benefit), except to the extent the change relates to transactions recorded directly in Total shareholder’s equity. Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction.

For further information on the accounting for uncertainty in income taxes, which is effective as of January 1, 2007, see note 2 “Recently issued accounting standards – FIN 48.”
Life settlement contracts
Life settlement contracts are initially recognized at the transaction price and are recorded in Trading assets unless the Bank elects to apply the investment method. Subsequently, the contracts which are not accounted for under the investment method are carried at fair value.

Under the investment method, the contracts are initially recognized at the transaction price plus any directly related external costs and are recorded in Other investments. Subsequently, all continuing premium payments made are capitalized unless the aggregated carrying value exceeds fair value in which case an impairment allowance is established such that the carrying value does not exceed fair value.

Other assets
Derivative instruments used for hedging
Derivative instruments are carried at fair value. The fair values of derivative instruments held for hedging are included as Other assets or Other liabilities in the consolidated balance sheets. The accounting treatment used for changes in fair value of hedging derivatives depends on the designation of the derivative as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. Changes in fair value representing hedge ineffectiveness are reported in Trading revenues.

Other liabilities
Guarantees
In cases where the Bank acts as a guarantor, the Bank recognizes in Other liabilities, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such a guarantee, including its ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.

Pensions and other post-retirement benefits
Credit Suisse Group sponsors a Group defined benefit pension plan in Switzerland that covers eligible employees of the Bank domiciled in Switzerland. The Bank also has single-employer defined benefit pension plans and defined contribution pension plans in Switzerland and other countries around the world.

For the Bank’s participation in the Group defined benefit pension plan, no retirement benefit obligation is recognized in the consolidated balance sheet of the Bank and defined contribution accounting is applied, as the Bank is not the sponsoring entity of the Group plan.

For single-employer defined benefit plans, the Bank uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations and the current and past service costs related to its defined benefit and other post-retirement benefit plans. The measurement date used by the Bank to perform the actuarial revaluations is September 30.

Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimate by Bank management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases.

The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. In countries where no deep market in high-quality corporate bonds exists, the estimate is based on governmental bonds adjusted to include a risk premium reflecting the additional risk for corporate bonds.

The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns and investment strategy.

Health care cost trend rates are determined by reviewing external data and the Bank’s own historical trends for health care costs. Salary increases are determined by reviewing external data.
Beginning in 2006, the funded status of the Bank’s defined benefit postretirement and pension plans are recognized in the consolidated balance sheet. The previously unrecognized actuarial gains and losses, prior service costs or credits and net transition assets or obligations are recognized in AOCI within Total shareholder’s equity. For further information, see note 2 “Recently issued accounting standards - SFAS 158.”

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the market value of plan assets and unrecognized prior service costs and transition obligations and assets are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Bank records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.
Share-based compensation
Through December 31, 2002, the Bank accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, for shares granted as compensation in relation to the annual bonus that vested immediately upon grant, compensation expense was recognized in the applicable performance year in which the award was earned. For shares granted as retention incentive awards, compensation expense was recognized over the required service period on a straight-line basis. For share awards granted, compensation expense was measured based on the number of shares granted and the market value of the share at the date of grant. No compensation expense was generally recognized for share options because they were granted with an exercise price greater than or equal to the market price at the date of grant.

Through December 31, 2004, the Bank accounted for all equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2003, at fair value in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-based Compensation (SFAS 123) as Amended by SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123” (SFAS 148). Compensation expense was measured at the grant or modification date based on the fair value of the award and recognized in the consolidated statement of income over the required service period on a straight-line basis. Share options outstanding as of December 31, 2002, if not subsequently modified, continued to be accounted for under APB 25.

Effective January 1, 2005, the Bank early adopted, using the modified prospective method, SFAS No. 123 (Revised 2004), “Accounting for Stock-based Compensation” (SFAS 123(R)). Under the modified prospective method for all share-based equity awards granted to employees and existing equity awards modified on or after January 1, 2005, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statement of income over the required service period on a straight-line basis. For all outstanding unvested equity awards as of January 1, 2005, that were previously accounted for under APB 25, compensation expense is measured based on the original grant date fair value of the award and is recognized over the remaining requisite service period of each award on a straight-line basis. There would have been no impact on Net income as reported in 2004 if all outstanding awards were accounted for at fair value under SFAS 123.

The Bank uses the tax law ordering approach to determine the portion of the total tax expense that relates to windfall tax benefits that are to be recorded in additional paid-in capital. In addition, it elected to use the practical transition option allowed under FASB Staff Position (FSP) No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,” in determining the amount of windfall tax benefits recorded in Additional paid-in capital arising on awards that were fully vested prior to the adoption of SFAS 123(R).

Compensation costs for share-based equity awards with only a service condition that affects vesting and that are subject to graded vesting are recognized on a straight-line basis over the service period for the entire award. Further, upon adoption of SFAS 123(R), recognition of compensation costs is accelerated to the date an employee becomes eligible for retirement. For awards granted to retirement-eligible employees prior to the adoption of SFAS 123(R), the Bank’s policy is to record compensation cost over the requisite service period.

Certain employees own nonsubstantive equity interests in the form of carried interests in private equity funds managed by the Bank. Expenses recognized under these ownership interests are reflected in the consolidated statement of income in Compensation and benefits.

The Bank has certain option plans outstanding, primarily related to 1999 and prior years, which include a cash settlement feature. For those plans, liability award accounting will continue to be applied until settlement of the awards.

Own shares and own bonds
The Bank’s shares are wholly-owned by the Group and are not subject to trading. The Bank may buy and sell Credit Suisse Group shares, own bonds and derivatives on Credit Suisse Group shares within its normal trading and market-making activities. In addition, the Bank may hold Credit Suisse Group shares to physically hedge commitments arising from employee share-based compensation awards. Credit Suisse Group shares are reported as Trading assets, unless those shares are held to economically hedge share award obligations. Hedging shares are reported as Treasury shares, resulting in a reduction to Total shareholder’s equity. Derivatives on Credit Suisse Group shares are recorded as assets or liabilities and carried at fair value. Dividends received on Credit Suisse Group shares and unrealized and realized gains and losses on Credit Suisse Group shares are recorded according to the classification of the shares as Trading assets or Treasury shares. Purchases of bonds originally issued by the Bank are recorded as an extinguishment of debt.

Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities other than those carried at fair value or the lower of cost or market (LOCOM) are accrued, and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as Trading assets and Trading liabilities are recorded in Interest and dividend income. See “Loans” above for further information on interest on loans.

Commissions and fees
Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Commissions and fees earned for investment and portfolio management, customer trading and custody services are recognized at the time or over the period that the related service is provided. Performance-related fees are recognized at the end of the measurement period when the contractually agreed thresholds are met.

Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees. Transaction-related expenses are deferred until the related revenue is recognized.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis.
2 Recently issued accounting standards
Recently adopted accounting standards
EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. The guidance was effective for the Bank with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FSP No. SOP 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Bank with respect to existing unmodified partnerships as of January 1, 2006.

The changes to EITF 96-16 and the provisions of EITF 04-5 and FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Bank’s financial condition, results of operations or cash flows. As of January 1, 2006, the Bank increased its assets and liabilities by CHF 8.2 billion, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 29, 2005.

FIN 46, FIN 46(R) and FIN 46(R)-6
In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51” (FIN 46), which requires the Bank to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46(R), “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51” (FIN 46(R)), to provide companies with the option of deferring the adoption of FIN 46 to periods ending after March 15, 2004, for certain VIEs. As of December 31, 2003, the Bank consolidated all VIEs under FIN 46 for which it is the primary beneficiary, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral under FIN 46(R). As a result of the adoption of FIN 46(R) as of March 31, 2004, the Bank consolidated certain private equity funds with third-party and employee investors, resulting in an increase in assets and liabilities of CHF 1.5 billion. The effect of initially adopting FIN 46(R) was reported as a cumulative effect of a change in accounting principle in the 2004 results of operations as an after-tax loss of CHF 16 million. In addition, the Bank deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004. For further information on VIEs, see note 27 “Transfers and servicing of financial assets.”

In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6). FSP FIN 46(R)-6 provides guidance regarding how contracts or arrangements that create or reduce variability should be assessed when determining if they are VIEs and when assessing the need for consolidation of VIEs. FSP FIN 46(R)-6 requires that evaluations of the variability created or absorbed in an entity from its contracts or arrangements be based on an analysis of the entity’s design. In evaluating the design of an entity, an analysis must be performed as to the potential risks to which the entity is exposed as well as the risks that the entity was designed to create and pass along to its interest holders based on the purpose for which the entity was formed. The guidance of FSP FIN 46(R)-6 was adopted by the Bank and applied effective July 1, 2006, to all new entities as well as entities previously analyzed under FIN 46(R) when a reconsideration event occurs. FSP FIN 46(R)-6 did not have a material impact on the Bank’s financial condition, results of operations or cash flows.

SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior-period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. This statement also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (i.e., as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate does not change from APB Opinion No. 20, “Accounting Changes.” SFAS 154 was effective for the Bank as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Bank’s financial condition, results of operations or cash flows.

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the consolidated statement of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Bank elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Bank’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million, and a corresponding decrease to the Bank’s consolidated liabilities of CHF 33 million.

SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (SFAS 156), which amended SFAS 140. SFAS 156 requires that all separately recognized servicing rights after the effective date be initially measured at fair value and permits separately recognized servicing rights to be accounted for at fair value in subsequent periods with changes in fair value recognized in the consolidated statement of income. SFAS 156 permits an irrevocable election to apply fair value measurement for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the method in which the economic risks are managed. SFAS 156 is effective on a prospective basis for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 allows limited retrospective application for existing separately recognized servicing rights. The Bank elected to early adopt SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact on the Bank’s financial condition, results of operations or cash flows.

FSP FTB 85-4-1
In March 2006, the FASB issued FSP No. FTB 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (FSP FTB 85-4-1). FSP FTB 85-4-1 allows a contract-by-contract election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the consolidated statement of income, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized and no income is recognized until death of the insured party. The guidance of FSP FTB 85-4-1 is effective for fiscal years beginning after June 15, 2006, with early adoption permitted; however, upon adoption, limited retrospective application of the measurement guidance is required. The Bank elected to early adopt FSP FTB 85-4-1 as of January 1, 2006, and the impact of adoption was an increase to the Bank’s consolidated assets and retained earnings of CHF 27 million.

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in AOCI, including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations at the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan are effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Bank adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 0.3 billion. For further information on the impact of initially applying SFAS 158, see note 20 “Accumulated other comprehensive income” and note 24 “Pension and other post-retirement benefits.”

The Bank did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.
SAB 108
In September 2006, the US Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 on Quantifying Misstatements (SAB 108). SAB 108 requires registrants to use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. In addition, SAB 108 provides guidance on correcting errors under this approach as well as providing transition guidance on correcting errors that existed prior to application of SAB 108. The guidance in SAB 108 is effective for the first fiscal year ending after November 15, 2006, with early adoption permitted. The adoption of SAB 108 as of December 31, 2006, did not have a material impact on the Bank’s financial condition, results of operations or cash flows nor were any prior periods restated.

SOP 03-3
In December 2003, the AICPA issued SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3:

(i) prohibits the recognition of the excess of contractual cash flows over cash flows expected to be collected through an adjustment of yield, loss accrual or valuation allowance at the time of purchase;

(ii) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and
(iii) requires that subsequent decreases in expected cash flows be recognized as an impairment.

In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans and debt securities within its scope that are acquired in a transfer. SOP 03-3 became effective for the Bank as of January 1, 2005. The adoption of SOP 03-3 did not have a material impact on the Bank’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
FIN 48
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, did not result in a material change to the Bank’s financial condition, results of operations or cash flows.

SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It will affect current practice by eliminating the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is primarily estimated based upon unobservable market data. SFAS 157 will also eliminate the use of blockage factors on instruments that trade in an active market by brokers, dealers and investment companies that have been applying the applicable AICPA Audit and Accounting Guides. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted. The Bank is currently evaluating the impact of adopting SFAS 157.

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including An Amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. The Bank is currently evaluating the impact of adopting SFAS 159.

3 Business developments and subsequent events
The Bank had no significant divestitures in 2006, 2005 and 2004. The Bank had one significant acquisition for the year ended December 31, 2006, which is discussed below. There were no significant acquisitions in 2005 and 2004.

Acquisitions
In the fourth quarter of 2006, the Bank signed an agreement to acquire a majority interest in the Brazilian asset manager Hedging-Griffo. Hedging-Griffo is a leading asset management company with a large and well-established client base and also serves high-net-worth individuals through its private banking platform in Brazil. This transaction is expected to close by the middle of 2007, subject to regulatory approval. The Bank expects to acquire the remaining interests over a period of five years.

Significant shareholders
The Group was informed through disclosure notifications on September 19 and 20, 2006 that AXA S.A.’s holdings of Credit Suisse Group’s shares have exceeded 5% of the voting rights entered in the Commercial Register. All outstanding shares have the same voting rights.

Subsequent events
On March 26, 2007, Credit Suisse Group and the Bank expect to issue full, unconditional and several guarantees on a subordinated and senior basis, respectively, of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantee, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Bank or Credit Suisse Group, without first proceeding against Credit Suisse (USA), Inc.

4 Segment information
Overview
The Bank is a global financial services company domiciled in Switzerland. Effective January 1, 2006, the Bank aligned its organizational structure to its new strategic orientation. As a result of this realignment, the Bank’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, legal and compliance, risk management and information technology.

The segment information reflects the Bank’s reportable segments as follows:
– Investment Banking supplies investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which is tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management supplies products from the full range of investment classes (money market, fixed-income, equities, balanced and alternative investments) to meet the needs of institutional, government and private clients globally.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues and expenses are not reported in the segments. Net income is unaffected by the consolidation of these entities due to offsetting minority interests.

For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2006, 2005 and 2004 were CHF 994 million, CHF 791 million and CHF 665 million, respectively. For the same periods net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 2,141 million, CHF 1,855 million and CHF 1,678 million, respectively. Also for the same periods, Total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2006 and 2005 were CHF 44.9 billion and CHF 41.2 billion respectively.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing agreements govern the compensation received by one segment for generating revenue on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

Certain administrative, finance and information technology services are managed by a Shared Services function, while certain services (primarily processing) are based within the segments. The Shared Services function is fully allocated to the segments. In addition, supplying segments receive compensation from the recipient segment on the basis of service level agreements and transfer payments. Service level agreements are negotiated periodically with regard to each individual service.

The aim of the revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Taxes
The Bank’s segments are managed and reported on a pre-tax basis.
Net revenues

Year ended December 31, in CHF m	2006	2005	2004

Investment Banking	20,469	15,547	13,741

Private Banking	11,678	10,495	9,952

Asset Management	2,861	2,801	2,548

Adjustments1) 2)	1,604	288	(471)

Credit Suisse	36,612	29,131	25,770

1) Adjustments represent certain consolidating entries and balances including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2) Includes minority interest-related revenues of CHF 3,663 million, CHF 2,074 million and CHF 1,088 million in 2006, 2005 and 2004, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues.

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes

Year ended December 31, in CHF m	2006	2005		2004

Investment Banking	5,951	1,599		2,023

Private Banking	4,596	3,966		3,717

Asset Management	508	1,006		816

Adjustments1) 2)	1,746	(285)	3)	(183)

Credit Suisse	12,801	6,286		6,373

1) Adjustments represent certain consolidating entries and balances including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2) Includes minority interest income of CHF 3,560 million, CHF 2,042 million and CHF 1,072 million in 2006, 2005 and 2004, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income. 3) During 2005, the Bank recorded a CHF 650 million charge related to certain share-based compensation-related adjustments, which was not allocated to the segments, to reflect the difference between the accounting treatment used for reporting operating segment results and the treatment as per SFAS 123(R).

Total assets

December 31, in CHF m	2006	2005

Investment Banking	1,046,557	957,513

Private Banking	340,741	298,117

Asset Management	20,448	21,572

Adjustments1)	(180,982)	(146,446)

Credit Suisse	1,226,764	1,130,756

1) Adjustments represent certain consolidating entries and balances including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Segment reporting by geographic location
The following tables set forth the consolidated results by geographic location, based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Net revenues

Year ended December 31, in CHF m	2006	2005	2004

Switzerland	8,832	8,043	7,261

EMEA	9,002	7,254	6,360

Americas	16,126	11,595	10,188

Asia Pacific	2,652	2,239	1,961

Total net revenues	36,612	29,131	25,770

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes

Year ended December 31, in CHF m	2006	2005	2004

Switzerland	3,184	2,147	1,612

EMEA	2,068	1,388	1,227

Americas	7,232	2,515	3,141

Asia Pacific	317	236	393

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	12,801	6,286	6,373

Total assets

December 31, in CHF m	2006	2005

Switzerland	147,137	138,738

EMEA	388,809	365,275

Americas	578,738	522,722

Asia Pacific	112,080	104,021

Total assets	1,226,764	1,130,756

The designation of total assets by region is based upon costumer domicile.

5 Interest and dividend income and interest expense
The following table sets forth the details of interest and dividend income and interest expense:
Year ended December 31, in CHF m	2006	2005	2004

Interest income on loans	6,952	5,496	4,751

Interest income on investment securities	667	490	374

Interest and dividend income on trading assets	17,554	13,764	12,331

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	19,125	12,673	6,729

Other	5,094	2,938	1,452

Total interest and dividend income	49,392	35,361	25,637

Interest expense on deposits	(12,268)	(7,416)	(3,956)

Interest expense on short-term borrowings	(625)	(367)	(386)

Interest expense on trading liabilities	(6,606)	(4,845)	(5,255)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(17,881)	(11,677)	(5,889)

Interest expense on long-term debt	(4,337)	(3,671)	(2,410)

Other	(1,706)	(846)	(467)

Total interest expense	(43,423)	(28,822)	(18,363)

Net interest income	5,969	6,539	7,274

6 Trading activities
The following table sets forth the details of trading-related revenues:
Year ended December 31, in CHF m	2006	2005	2004

Trading revenues	9,162	5,693	3,505

Interest and dividend income on trading assets	17,554	13,764	12,331

Interest expense on trading liabilities	(6,606)	(4,845)	(5,255)

Trading interest income, net	10,948	8,919	7,076

Total trading-related revenues	20,110	14,612	10,581

The following table summarizes the details of trading assets and liabilities:
December 31, in CHF m	2006	2005

Trading assets
Debt securities	214,076	195,613

Equity securities1)	148,967	137,628

Derivative instruments	57,744	55,099

Other	28,635	24,657

Total trading assets	449,422	412,997

Trading liabilities
Short positions	139,899	138,001

Derivative instruments	58,037	56,203

Total trading liabilities	197,936	194,204

1) Includes convertible bonds.

7 Noninterest revenues and expenses
The following table sets forth the details of commissions and fees:
Year ended December 31, in CHF m	2006	2005	2004

Commissions from lending business	1,590	1,146	1,019

Investment and portfolio management fees	4,441	3,904	3,874

Commissions for other securities business	174	189	165

Commissions and fees from fiduciary activities	4,615	4,093	4,039

Underwriting fees	2,735	2,461	2,426

Brokerage fees	4,762	3,376	3,123

Commissions, brokerage, securities underwriting and other securities activities	7,497	5,837	5,549

Fees for other customer services	2,677	2,197	1,746

Commissions and fees	16,379	13,273	12,353

The following table sets forth the details of other revenues:
Year ended December 31, in CHF m	2006	2005	2004

Gains/(losses) from loans held-for-sale	31	62	(27)

Gains/(losses) from long-lived assets held-for-sale	20	25	55

Income/(loss) from equity method investments	114	271	130

Gains/(losses) from other investments1)	4,442	2,753	1,840

Other	495	515	640

Other revenues	5,102	3,626	2,638

1) Primarily non-marketable equity securities of which the majority is related to the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues.

The following table sets forth the details of compensation and benefits:
Year ended December 31, in CHF m	2006	2005	2004

Salaries and bonuses	13,373	11,879	10,272

Social security	845	661	695

Other	914	904	683

Compensation and benefits	15,132	13,444	11,650

The following table sets forth the details of other expenses:
Year ended December 31, in CHF m	2006	2005	2004

Occupancy expenses	861	813	809

IT, machinery, etc.	500	491	475

Depreciation expenses	807	802	919

Amortization and impairment of other intangible assets	182	96	55

Provisions and losses1)	(199)	1,337	275

Commission expenses	2,122	1,798	1,639

Travel and entertainment	596	527	449

Professional services	2,129	1,856	1,577

Other	1,778	1,815	1,479

Other expenses	8,776	9,535	7,677

1) Includes provisions for litigation in 2005 and credits for insurance settlements for litigation and related costs in 2006.

8 Securities borrowed, lent and subject to repurchase agreements
The following table summarizes the securities borrowed or purchased under agreements to resell, at their respective carrying values:
December 31, in CHF m	2006	2005

Central bank funds sold and securities purchased under resale agreements	170,734	208,895

Deposits paid for securities borrowed	147,838	143,808

Total central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions	318,572	352,703

The following table summarizes the securities lent or sold under agreements to repurchase, at their respective carrying values:
December 31, in CHF m	2006	2005

Central bank funds purchased and securities sold under agreements to repurchase	244,544	268,226

Deposits received for securities lent	43,898	41,551

Total central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions	288,442	309,777

Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn Net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and have terms ranging from overnight to a longer or unspecified period of time. The Bank monitors the fair value of securities received or delivered on a daily basis. For reverse repurchase agreements, the Bank requests additional securities or the return of a portion of the cash disbursed in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested in response to an increase in the market value of securities sold under repurchase agreements.

Securities borrowing and securities lending transactions are principally collateralized by cash or marketable securities. Securities borrowed and securities lent that are collateralized by cash are recorded at the amount of cash advanced and received. Securities lending transactions against non-cash collateral in which the Bank has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities lending transactions, the Bank receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Bank monitors the market value of securities borrowed and securities lent on a daily basis and additional collateral is obtained as necessary.

In the event of counterparty default, the repurchase agreement or securities lending agreement provides the Bank with the right to liquidate the collateral held. In the Bank’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2006 and 2005.

9 Investment securities
The following tables summarize the details of debt and equity investment securities:
December 31, in CHF m	2006	2005

Debt securities held-to-maturity	744	2,040

Securities available-for-sale	19,560	22,123

Total investment securities	20,304	24,163

December 31, 2006, in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by foreign governments	744	1	0	745

Debt securities held-to-maturity	744	1	0	745

Debt securities issued by foreign governments	18,900	9	590	18,319

Corporate debt securities	617	0	0	617

Other	380	10	1	389

Debt securities available-for-sale	19,897	19	591	19,325

Equity securities available-for-sale	181	54	0	235

Securities available-for-sale	20,078	73	591	19,560

December 31, 2005, in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities issued by foreign governments	2,040	3	1	2,042

Debt securities held-to-maturity	2,040	3	1	2,042

Debt securities issued by the Swiss federal, cantonal or local governmental entities	64	2	0	66

Debt securities issued by foreign governments	21,236	95	183	21,148

Corporate debt securities	664	2	0	666

Other	62	3	0	65

Debt securities available-for-sale	22,026	102	183	21,945

Equity securities available-for-sale	169	9	0	178

Securities available-for-sale	22,195	111	183	22,123

The following tables set forth gross unrealized losses on investment securities and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position:
	Less than 12 months		12 months or more		Total

December 31, 2006, in CHF m	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Debt securities issued by foreign governments	1,353	2	16,450	588	17,803	590

Other	341	1	0	0	341	1

Debt securities available-for-sale	1,694	3	16,450	588	18,144	591

	Less than 12 months		12 months or more		Total

December 31, 2005, in CHF m	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

Debt securities issued by foreign governments	1,433	1	3	0	1,436	1

Debt securities held-to-maturity	1,433	1	3	0	1,436	1

Debt securities issued by foreign governments	14,779	144	1,953	39	16,732	183

Debt securities available-for-sale	14,779	144	1,953	39	16,732	183

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No impairment charges were recorded as the Bank has the intent and ability to hold the debt securities for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost.

The following table sets forth the proceeds from sales, realized gains and realized losses from available-for-sale debt and equity securities:
	Debt securities			Equity securities

Year ended December 31, in CHF m	2006	2005	2004	2006	2005	2004

Proceeds from sales	1,226	383	589	8	30	637

Realized gains	70	20	41	2	14	27

Realized losses	(79)	(8)	(56)	0	(29)	(2)

The following table sets forth the amortized cost, fair value and average yield of debt securities classified as held-to-maturity and available-for-sale:
	Debt securities held-to-maturity			Debt securities available-for-sale

December 31, 2006, in CHF m	Amortized cost	Fair value	Average yield	Amortized cost	Fair value	Average yield

Due within 1 year	503	503	1.33%	3,319	3,324	2.61%

Due from 1 to 5 years	241	242	3.70%	6,733	6,533	2.62%

Due from 5 to 10 years	0	0	–	9,845	9,468	3.22%

Total debt securities	744	745	2.10%	19,897	19,325	2.92%

There were no debt securities due after ten years.

10 Other investments
The following table summarizes details of other investments:
December 31, in CHF m	2006	2005

Equity method investments	1,450	806

Non-marketable equity securities1)	18,324	8,531

Real estate held for investment	359	424

Life settlement contracts on investment method	55	0

Total other investments	20,188	9,761

1) Includes private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

Non-marketable equity securities held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of the AICPA Audit and Accounting Guide: Investment Companies. In addition, non-marketable equity securities held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are subject to regulation as broker-dealers.

There were no significant non-marketable equity securities, which have been in a continuous unrealized loss position.
The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. There were no impairment charges in 2006, 2005 and 2004.

Accumulated depreciation related to Real estate held for investment amounted to CHF 329 million and CHF 390 million for 2006 and 2005, respectively.

11 Loans
The following table sets forth the details of the domestic (Switzerland) and foreign loan portfolio:
December 31, in CHF m	2006	2005

Banks	554	329

Commercial	44,815	39,235

Consumer	68,399	64,944

Public authorities	1,000	1,067

Lease financings	3,361	2,979

Switzerland	118,129	108,554

Banks	8,900	7,692

Commercial	53,317	42,877

Consumer	10,715	11,239

Public authorities	905	1,026

Lease financings	228	138

Foreign	74,065	62,972

Loans, gross	192,194	171,526

Deferred expenses, net	(6)	38

Allowance for loan losses	(1,305)	(1,965)

Total loans, net	190,883	169,599

The following table sets forth the movements in the allowance for loan losses:
in CHF m	2006	2005	2004

Balance January 1	1,965	2,697	4,154

Change in scope of consolidation	0	0	(24)

Net additions/(releases) charged to the consolidated statements of income	(116)	(126)	70

Gross write-offs	(696)	(902)	(1,612)

Recoveries	140	132	56

Net write-offs	(556)	(770)	(1,556)

Provisions for interest	47	69	87

Foreign currency translation impact and other adjustments, net	(35)	95	(34)

Balance December 31	1,305	1,965	2,697

The following table sets forth details of the provision for credit losses charged to the consolidated statements of income:
Year ended December 31, in CHF m	2006	2005	2004

Allowance for loan losses	(116)	(126)	70

Provision for lending-related off-balance sheet exposures and others	19	(8)	0

Total provision for credit losses	(97)	(134)	70

The following table sets forth the details of impaired loans, with and without a specific allowance. A loan is considered impaired when it is considered probable that the Bank will not collect all amounts due under the loan terms.
December 31, in CHF m	2006	2005

With a specific allowance	1,515	2,413

Without a specific allowance	265	397

Total impaired loans, gross	1,780	2,810

Specific allowance for impaired loans1)	936	1,613

1) Included in the allowances for loan losses.

As of December 31, 2006 and 2005, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
The following table sets forth additional loan information:
Year ended December 31, in CHF m	2006	2005	2004

Average balance of impaired loans	2,014	3,265	4,713

Interest income which was recognized	23	25	21

Interest income recognized on a cash basis	35	43	62

Net gains/(losses) on the sale of loans	31	62	18

Total non-performing loans	1,373	1,904	2,714

12 Premises and equipment
The following table sets forth the details of premises and equipment:
December 31, in CHF m	2006	2005

Buildings and improvements	3,383	3,345

Land	809	811

Leasehold improvements	1,716	1,642

Software	1,914	1,565

Equipment	3,269	3,661

Premises and equipment	11,091	11,024

Accumulated depreciation	(5,648)	(5,940)

Total premises and equipment, net	5,443	5,084

The carrying value of the Bank’s premises and equipment is tested for impairment on a regular basis. This revaluation process identified certain premises and equipment to be written down to their fair values, establishing a new cost base. No significant impairment charges were recorded in 2006 and 2005. Impairment charges of CHF 34 million were recorded in 2004.

13 Goodwill
The following table sets forth the movements of goodwill by operating segment:
in CHF m	Investment Banking	Private Banking	Asset Management	Credit Suisse

Balance December 31, 2004	6,568	318	2,232	9,118

Goodwill acquired during the year	4	41	11	56

Other1)	952	25	320	1,297

Balance December 31, 2005	7,524	384	2,563	10,471

Goodwill acquired during the year	52	1	0	53

Other1)	(488)	(3)	(144)	(635)

Balance December 31, 2006	7,088	382	2,419	9,889

1) Primarily due to foreign currency translation impact on non-CHF-denominated goodwill.

As a result of the integrated global bank reorganization on January 1, 2006, Goodwill was reallocated to the new operating segments. The decrease in Goodwill in 2006 and the increase in Goodwill in 2005 were caused primarily by foreign exchange fluctuations in Goodwill denominated in US dollars.

14 Other intangible assets
The following table sets forth the details of other intangible assets:
	2006			2005

December 31, in CHF m	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Amortized other intangible assets
Tradenames/trademarks	33	(24)	9	36	(25)	11

Client relationships	388	(217)	171	556	(192)	364

Other	116	(110)	6	133	(115)	18

Total amortized other intangible assets	537	(351)	186	725	(332)	393

Unamortized other intangible assets	289	–	289	98	–	98

Total other intangible assets	826	(351)	475	823	(332)	491

In connection with the realignment of the Asset Management segment in 2006 and the termination of three distribution management clients, the Bank determined that the carrying value of Client relationships exceeded their expected future cash flows. Thus, an impairment charge of CHF 139 million was recorded for the year ended December 31, 2006.

As a result of its annual valuation analysis performed on Other intangible assets in 2005, the Bank determined that the carrying value of a trademark, used in the Asset Management segment’s private equity business, exceeded the expected future cash flows. As such, the Bank recorded an impairment charge of CHF 13 million for the year ended December 31, 2005.

In connection with its adoption of SFAS 156 as of January 1, 2006, the Bank reclassified mortgage servicing rights into Unamortized other intangible assets. As of December 31, 2006, the fair value of mortgage servicing rights was CHF 181 million.

The aggregate amortization expenses for 2006, 2005 and 2004 were CHF 43 million, CHF 96 million and CHF 49 million, respectively.
The following table sets forth the estimated amortization expenses for other intangible assets existing as of December 31, 2006 for the next five years:
in CHF m

2007	37

2008	32

2009	27

2010	21

2011	15

15 Life settlement contracts
The following table sets forth the expected realization dates for life settlement contracts accounted for under the fair value method and the investment method:
December 31, 2006	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method
Number of contracts	72	213	351	248	191	3,462	4,537

Carrying value, in CHF m	3	10	21	15	9	258	316

Face value, in CHF m	3	11	23	16	11	613	677

Investment method
Number of contracts	–	–	–	–	–	5	5

Carrying value, in CHF m	–	–	–	–	–	55	55

Face value, in CHF m	–	–	–	–	–	102	102

Realized gains on life settlement contracts accounted for under the fair value method amounted to CHF 113 million. On contracts that were held as of December 31, 2006, an unrealized gain of CHF 21 million was recognized.

The anticipated life insurance premiums to be paid for those contracts accounted for under the investment method as of December 31, 2006, amounts to annual payments of CHF 0.8 million for each of the next five years.

Central for the calculation of fair value for life settlement contracts is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data obtained from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

16 Other assets
The following table sets forth the details of other assets:
December 31, in CHF m	2006	2005

Cash collateral on derivative instruments	14,917	14,179

Derivative instruments used for hedging	1,648	2,237

Brokerage receivables	49,242	36,108

Assets held-for-sale	53,346	20,871

of which loans	53,178	20,808

of which real estate	168	63

Interest and fees receivable	8,657	7,620

Deferred tax assets	4,835	5,412

Prepaid expenses	452	505

Assets held for separate accounts	9,295	5,955

Other	5,111	4,619

Total other assets	147,503	97,506

As of December 31, 2006, the Bank held CHF 53.2 billion of loans held-for-sale, which included CHF 14.3 billion in restricted loans, which represented collateral on secured borrowings, and CHF 4.7 billion in loans held in trusts, which are consolidated under FIN 46(R) as a result of failed sales.

The Bank acquired certain loans during 2006 for which there was, at acquisition, evidence of deterioration of credit quality since origination and for which it was probable at acquisition that all contractually required payments would not be collected. Those loans are held-for-sale and accounted for at LOCOM, consistent with other loans held-for-sale. No yield adjustment is recorded for the anticipated receipt of excess cash flows over the acquisition amount as the Bank cannot reasonably estimate the cash flows which ultimately may be collected. At acquisition date these loans amounted to CHF 981 million with remaining contractually required payments of CHF 1,244 million. As of December 31, 2006, the carrying amount of purchased impaired loans was CHF 470 million.

17 Deposits
The following table sets forth the details of domestic (Switzerland) and foreign deposits:
	2006			2005

December 31, in CHF m	Switzer- land	Foreign	Total	Switzer- land	Foreign	Total

Noninterest-bearing demand deposits	6,742	914	7,656	5,343	818	6,161

Interest-bearing demand deposits	44,147	21,715	65,862	46,764	14,167	60,931

Savings deposits	35,220	24	35,244	37,613	25	37,638

Time deposits	62,302	213,860	276,162	47,326	195,283	242,609

Total deposits	148,411	236,513	384,924	137,046	210,293	347,339

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.

As of December 31, 2006 and 2005, CHF 190 million and CHF 258 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2006 and 2005, the Bank had CHF 274.3 billion and CHF 241.0 billion, respectively, of individual Time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more.

18 Long-term debt
The following table sets forth the amount of senior and subordinated long-term debt:
December 31, in CHF m	2006	2005

Senior debt	127,367	112,340

Subordinated debt	16,654	13,520

Total long-term debt	144,021	125,860

The Bank issues both CHF- and non-CHF-denominated fixed and variable rate bonds. The weighted-average coupon is based on the contractual terms, although for zero coupon bonds the yield to maturity is applied. The Bank uses derivative contracts, primarily interest rate and currency swaps, as hedges for some of its debt issues. The effects of these derivatives are not included in the interest rate range on the associated debt. Included are various equity-linked and other indexed instruments.

The following table sets forth maturities and interest rates for senior and subordinated debt:
December 31, in CHF m	2007	2008	2009	2010	2011	Thereafter	Total 2006

Senior debt
Fixed rate	11,056	11,470	10,891	5,703	8,837	18,012	65,969

Variable rate	7,425	13,486	13,071	7,857	7,393	12,166	61,398

Interest rates (range in %)	0-20.0	0-23.7	0-12.5	0-19.2	0-18.4	0-20.0	–

Subordinated debt
Fixed rate	2,057	841	2,261	1,535	1,230	7,213	15,137

Variable rate	575	175	0	0	0	767	1,517

Interest rates (range in %)	0-15.1	0-6.1	0-8.3	0-8.3	0-6.9	0-10.3	–

Total long-term debt	21,113	25,972	26,223	15,095	17,460	38,158	144,021

19 Other liabilities
The following table sets forth the details of other liabilities:
December 31, in CHF m	2006	2005

Cash collateral on derivative instruments	24,038	18,763

Derivative instruments used for hedging	959	1,452

Brokerage payables	33,196	23,074

Provisions1)	2,050	2,375

Restructuring liabilities	2	3

Interest and fees payable	29,195	12,610

Current tax liabilities	2,885	2,749

Deferred tax liabilities	466	180

Liabilities held for separate accounts	9,295	5,955

Other	15,750	11,262

Total other liabilities	117,836	78,423

1) Includes provisions for off-balance sheet risk of CHF 138 million and CHF 127 million as of December 31, 2006 and 2005, respectively.

20 Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/(losses) on cash flow hedges	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost/ (credit)	Accumulated other com- prehensive income/ (loss)

Balance December 31, 2003	91	(2,497)	262	(318)	–	–	(2,462)

Increase/(decrease)	18	(652)	(16)	(2)	–	–	(652)

Reclassification adjustments, included in net income	(81)	6	(120)	0	–	–	(195)

Balance December 31, 2004	28	(3,143)	126	(320)	–	–	(3,309)

Increase/(decrease)	(3)	1,070	2	(220)	–	–	849

Reclassification adjustments, included in net income	10	(9)	(73)	0	–	–	(72)

Balance December 31, 2005	35	(2,082)	55	(540)	–	–	(2,532)

Increase/(decrease)	(33)	(728)	70	101	–	–	(590)

Reclassification adjustments, included in net income	(3)	(1)	(19)	0	–	–	(23)

Adoption of SFAS 158, net of tax	–	–	–	439	(754)	9	(306)

Balance December 31, 2006	(1)	(2,811)	106	0	(754)	9	(3,451)

21 Income taxes
The following table sets forth the details of the income from continuing operations before taxes in Switzerland and foreign countries:
Year ended December 31, in CHF m	2006	2005	2004

Switzerland	3,184	2,147	1,612

Foreign	9,617	4,139	4,761

Income from continuing operations before taxes, minority interests extraordinary items and cumulative effect of accounting changes	12,801	6,286	6,373

The following table sets forth the details of current and deferred taxes:
Year ended December 31, in CHF m	2006	2005	2004

Switzerland	570	563	547

Foreign	982	692	856

Current income tax expense	1,552	1,255	1,403

Switzerland	76	19	43

Foreign	509	(615)	(340)

Deferred income tax expense/(benefit)	585	(596)	(297)

Income tax expense	2,137	659	1,106

Income tax expense on cumulative effect of accounting changes	–	6	0

Income tax expense/(benefit) reported in shareholders' equity related to:
Cumulative translation adjustment	(56)	110	(59)

Unrealized gains/(losses) on securities	23	(3)	(4)

Minimum pension liability adjustment	67	(120)	20

Actuarial gains/(losses)	(159)	–	–

Net prior service (cost)/credit	5	–	–

Gains/(losses) on cash flow hedges	(4)	1	1

Cumulative effect of accounting changes	(3)	–	–

Share-based compensation and treasury shares	(259)	(3)	(166)

The following table is a reconciliation of taxes computed at the Swiss statutory rate:
Year ended December 31, in CHF m	2006	2005	2004

Income tax expense computed at the statutory tax rate of 22% (2004: 25%)1)	2,816	1,383	1,593

Increase/(decrease) in income taxes resulting from:
Foreign tax rate differential	347	(119)	(77)

Non-deductible amortization of intangible assets and goodwill impairment	59	23	11

Other non-deductible expenses	312	225	125

Additional taxable income	317	247	195

Lower taxed income	(733)	(511)	(589)

Income taxable to minority interests	(783)	(449)	(268)

Changes in tax law and rates	3	(1)	3

Changes in deferred tax valuation allowance2)	(35)	(241)	287

Other3)	(166)	102	(174)

Income tax expense	2,137	659	1,106

1) In 2005, following changes in the Zurich cantonal tax law, the statutory tax rate applicable to the Bank decreased to 22%. 2) In 2006 and 2005 there was a tax benefit of CHF 115 million and CHF 325 million, respectively, resulting from the release of valuation allowances on deferred tax assets on net operating loss carry-forwards, offset by additions. 3) Included in 2006, 2005 and 2004 is an amount of CHF 109 million, CHF 131 million and CHF 206 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 2005 also included a charge of CHF 146 million relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowances on deferred tax assets on net operating loss carry-forwards.

As of December 31, 2006, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 10.1 billion. No deferred tax was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The following table sets forth the details of the tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities:
December 31, in CHF m	2006	2005

Employment compensation and benefits	2,126	1,588

Loans	184	144

Investment securities	68	219

Provisions	1,006	1,293

Derivatives	149	243

Real estate	80	96

NOL carry-forwards	1,985	2,861

Other	241	286

Gross deferred tax asset before valuation allowance	5,839	6,730

Less valuation allowance	(721)	(891)

Gross deferred tax assets net of valuation allowance	5,118	5,839

Employment compensation and benefits	(89)	(13)

Loans	(56)	(67)

Investment securities	(44)	(11)

Business combinations	(174)	(268)

Derivatives	(107)	(15)

Software capitalization	0	(13)

Leasing	(189)	(127)

Real estate	(74)	(82)

Other	(16)	(11)

Gross deferred tax liabilities	(749)	(607)

Net deferred tax assets	4,369	5,232

The following table sets forth the amounts and expiration dates of net operating loss (NOL) carry-forwards:
December 31, 2006, in CHF m	Total

Due to expire within 1 year	46

Due to expire within 2 to 5 years	347

Due to expire within 6 to 10 years	219

Due to expire through to 2026	3,967

Amount due to expire	4,579

Amount not due to expire	1,329

Total net operating loss carry-forwards	5,908

The following table sets forth the movements in the valuation allowance:
in CHF m	2006	2005	2004

Balance January 1	891	1,124	1,017

Net changes	(170)	(233)	107

Balance December 31	721	891	1,124

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible and tax loss carry-forwards are realizable, management believes it is more likely than not that the Bank will realize the benefits of these deductible differences and tax loss carry-forwards, net of existing valuation allowances as of December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry-forward period are reduced.

Significant judgment is required in evaluating certain tax positions. The Bank accrues for tax contingencies when, despite the belief that its tax return positions are fully supportable, certain positions could be challenged and the Bank’s positions may not be probable of being fully sustained. Once established, tax contingency accruals are adjusted due to changing facts and circumstances, such as case law, progress of tax audits or when an event occurs requiring a change to the tax contingency accruals. Management regularly assesses the likelihood of adverse outcomes to determine the appropriateness of provisions for income taxes. Although the outcome of any dispute is uncertain, management believes that it has appropriately accrued for any unfavorable outcome.

Tax benefits associated with share-based compensation
Tax benefits associated with share-based compensation recorded in the consolidated statements of income was CHF 513 million, CHF 679 million and CHF 275 million in 2006, 2005 and 2004, respectively. For further information on share-based compensation, see note 22 "Employee share-based compensation and other benefits."

If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Bank had recognized in the consolidated financial statements, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in Shareholder’s equity as Additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. The Bank realized windfall tax benefits of CHF 252 million, CHF 46 million and CHF 143 million in 2006, 2005 and 2004, respectively, upon settlement of share-based compensation. However, windfall deductions of CHF 567 million relating to share-based compensation in 2005 did not result in a reduction of income taxes payable because certain entities are in a net operating loss position. When the income tax benefit of these deductions is realized, CHF 198 million tax benefit will be recorded in Additional paid-in capital.

22 Employee share-based compensation and other benefits
Share-based compensation
The Bank’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules. All share-based compensation awards are delivered to employees in the form of Credit Suisse Group shares.

Compensation expense
Compensation expense in any year includes a variable compensation expense for that year’s discretionary cash performance bonus and fixed expenses for share-based awards granted in prior years. Recognition in the consolidated statements of income of expense relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation recognized in the consolidated statements of income in Compensation and benefits was CHF 1,597 million, CHF 2,118 million and CHF 862 million for 2006, 2005 and 2004, respectively. The decrease in 2006 versus 2005 was due to the introduction of a two year minimum service period for the 2006 grants to retirement-eligible employees and the recognition of less expense in 2006 as a result of the acceleration in vesting of share-based awards granted in 2005. The increase in 2005 was primarily caused by the recognition of expense for shared-based compensation to employees eligible for early retirement and the initial recognition of expense for Performance Incentive Plan (PIP) units granted in January 2005. As of December 31, 2006, the total estimated unrecognized compensation expense of CHF 1,776 million related to non-vested share-based compensation will be recognized over the remaining weighted-average requisite service period of 1.5 years.

The Group generally repurchases its own shares in the open market to satisfy these obligations but can also issue new shares out of available conditional capital. In 2006, the Group delivered approximately 19.5 million shares to employees. The Group expects to repurchase approximately 28 million shares during 2007 in connection with its share-based compensation.

Fair value assumptions for share-based compensation
In estimating the fair value for shared-based compensation, where an observable independent quoted market price is not available, the fair value is calculated on the grant date based on valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management’s assessment of the current market and historical information available at the date of grant that marketplace participants would likely use in determining an exchange price for the instruments.

The inputs for expected volatility and dividend yield used in estimating fair values are based upon the implied market volatility and dividend yield of traded options on Credit Suisse Group shares, the historical volatility and dividend yield of the Group’s stock and other relevant factors that indicate how the future is expected to differ from the past. The expected risk-free interest rate is based on the current LIBOR rate at the date of grant that corresponds with the expected term of the award. LIBOR rates are used as a proxy for risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees’ historical exercise and termination behavior.

The following table illustrates the significant assumptions used to estimate the fair value of share options and Performance Incentive Plan:
December 31	2006	2005	2004

Expected volatility, in %1)	24.80	29.00	41.94

Expected dividend yield, in %1)	3.24	3.03	2.29

Expected risk-free interest rate, in %	2.36	1.86	2.01

Expected term, in years	5	5	5

1) Due to current and changing market conditions, the Bank refined its methodology in 2005 for estimating the expected volatility and expected dividend yield to include management's assessment of how future implied market yields impact the overall expected assumptions.

Shares
The Bank’s share-based compensation in prior years has included three different types of share awards: phantom shares; longevity premium awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Bank, restrictive covenants and cancellation provisions, and generally vest between zero and three years. In 2006, the Bank introduced the Incentive Share Unit (ISU) share-based plan described below to replace the phantom share and LPA awards granted in prior years.

Phantom shares vest in three equal installments on each of the first, second and third anniversaries of the grant date and convert to registered Credit Suisse Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest depending on the location of the grant recipient.

LPAs vest in full on the third anniversary of the grant date and either convert to Credit Suisse Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest depending on the location of the grant recipient.

Special awards are generally shares granted to new employees and are in addition to the annual bonus grants. These special awards may contain vesting depending on the terms of employment.
The compensation expense recognized in 2006 related to shares awarded under phantom share, LPA and special awards was CHF 1,147 million. The estimated unrecognized compensation expense related to these awards as of December 31, 2006, was CHF 1,111 million.

The following table presents the share award activities during the periods indicated:
	2006		2005		2004

	Number of share awards in m	Weighted- average grant-date fair value in CHF	Number of share awards in m	Weighted- average grant-date fair value in CHF	Number of share awards in m	Weighted- average grant-date fair value in CHF

Outstanding January 1	46.5	47.73	75.1	47.44	80.8	50.77

Granted	26.2	72.51	22.9	49.09	35.8	47.08

Settled	(18.8)	45.98	(45.9)	48.40	(35.7)	54.84

Forfeited	(3.2)	55.62	(5.6)	43.88	(5.8)	46.20

Outstanding December 31	50.7	60.70	46.5	47.73	75.1	47.44

of which vested	2.7	–	3.6	–	21.1	–

of which unvested	48.0	–	42.9	–	54.0	–

Share options
Options were a substantial component of the Bank’s share-based program prior to 2004. The Bank has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

The weighted-average fair value of options granted during 2006, 2005 and 2004 was CHF 12.12, CHF 9.50 and CHF 14.62, respectively. As of December 31, 2006, the aggregate intrinsic value of options outstanding was CHF 1,197 million and the weighted-average remaining contractual term was 4.5 years. As of December 31, 2006, the aggregate intrinsic value of options exercisable was CHF 1,059 million and the weighted-average remaining contractual term was 4.4 years. As of the exercise date, the total intrinsic value of options exercised during 2006, 2005 and 2004 was CHF 232 million, CHF 139 million and CHF 95 million, respectively. Cash received from option exercises during 2006, 2005 and 2004 was CHF 327 million, CHF 193 million and CHF 82 million, respectively.

As of December 31, 2006, there were 1.9 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 67.38 and a weighted-average remaining contractual term of 2.7 years. During 2006, there were no exercises or forfeitures of options with a cash settlement feature and 0.4 million of these options were settled for CHF 6.8 million in cash.

The following table presents the share option activities during the periods indicated:
	2006		2005		2004

	Number of options in m	Weighted- average exercise price in CHF	Number of options in m	Weighted- average exercise price in CHF	Number of options in m	Weighted- average exercise price in CHF

Outstanding January 1	53.9	56.84	60.6	54.23	65.4	52.19

Granted	0.1	71.60	0.1	48.61	0.3	46.29

Exercised	(7.3)	44.56	(6.1)	31.93	(4.0)	20.64

Settled	(0.4)	59.49	–	74.00	–	74.00

Forfeited	(0.6)	51.55	(0.6)	50.04	(1.1)	51.78

Expired	(0.1)	17.65	(0.1)	14.38	–	–

Outstanding December 31	45.6	59.01	53.9	56.84	60.6	54.23

Exercisable December 31	41.2	59.58	50.6	57.84	40.8	61.08

Performance Incentive Plan (PIP)
As part of its annual incentive performance bonus process for 2004 and 2005, the Bank granted performance incentive plan units (“PIP units”) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Bank, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets (“performance conditions”); and ii) share price performance compared to predefined targets and share price performance relative to peers (“market conditions”). The performance conditions will determine the multiplier, ranging between zero and three for the final number of PIP units. The market conditions will determine the number of shares that each PIP unit will convert into at settlement date. This will range between zero and three shares for PIP I and zero and two shares for PIP II. The PIP I units granted in 2005 will ultimately settle for between zero and nine shares and the PIP II units granted in 2006 will ultimately settle for between zero and six shares.

The achievement of the share price targets and relative share price performance for PIP I is measured based on the Group’s average share price over a three-month period prior to settlement and can result in the delivery of a minimum of zero shares at a share price below CHF 30 and a maximum of three shares at a share price of CHF 90 or higher. The achievement of the share price targets and relative share price performance for the PIP II is measured based on the Group’s average share price over a three-month period prior to settlement and can result in the delivery of a minimum of zero shares at a share price below CHF 47 and a maximum of two shares at a share price of CHF 160 or higher.

Compensation expense for employees who are eligible for retirement at the grant date, or who become eligible for retirement during the scheduled vesting period, is determined by taking the number of PIP units expected to vest multiplied by their grant date fair value. The fair values of the PIP I and PIP II units granted to these employees were CHF 83.75 and CHF 145.36, respectively. These fair values were determined taking into account the estimated outcome of both the performance and market conditions, are fixed at the grant date, and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified.

Compensation expense for employees who do not become eligible for retirement during the scheduled vesting period is determined by taking the number of PIP units expected to vest multiplied by both their grant date fair value and estimated outcome of the performance condition. The grant date fair values of the PIP I and PIP II units granted to these employees were CHF 51.70 and CHF 79.87, respectively. These fair values consider an estimated outcome for the market conditions, are fixed at the grant date and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified. Management reassesses its estimate of the outcome of the performance conditions annually and adjusts compensation expense accordingly. Based on the estimated outcome of the performance condition as of December 31, 2006, the compensation expense reflects a conversion of each initial PIP I and PIP II award into 3.0 PIP units at the end of the vesting period. However, these estimates depend upon the market environment and the Group’s financial performance over the remainder of the vesting periods and, therefore, management cannot predict whether the number of PIP units will be the maximum of three or a lesser amount.

The compensation expense recognized during 2006 related to PIP I and PIP II was CHF 450 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2006, is CHF 665 million. None of the PIP units were convertible as of December 31, 2006.

The following table presents the Performance Incentive Plan activities for the period indicated:
	PIP II Number of share awards in m	PIP I Number of share awards in m

Outstanding December 31, 2004	–	–

Granted	–	13.5

Forfeited	–	(1.3)

Outstanding December 31, 2005	–	12.2

Granted	6.1	0.0

Forfeited	(0.2)	(0.2)

Outstanding December 31, 2006	5.9	12.0

Credit Suisse Incentive Share Unit (ISU)
In January 2007, as part of the 2006 remuneration process, the Bank aligned its share-based compensation plans and introduced ISUs. Previously granted awards will continue to settle under their original terms and are not affected by the ISU.

For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside which will be determined by the monthly average Credit Suisse Group share price over the three year period following grant. The final value of each ISU is paid in registered shares of Credit Suisse Group. The total number of shares received for each ISU will equal the final value divided by the share price at maturity (i.e., three years), however, holders will always receive at least one Credit Suisse Group share per ISU. The total payout for each ISU is subject to a cap of three times the value of a Credit Suisse Group share at grant date (CHF 86.24 per share), which is reached at an average share price of CHF 132.

Each ISU will vest at a rate of one third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component. Shares will be delivered for vested ISUs within 120 days of each vesting date. Settlement of ISUs is subject to continued employment at the Bank and certain retirement arrangements.

The recognition of accounting expense for the 26.2 million ISUs granted on January 23, 2007, began in 2007 and thus had no impact on the 2006 consolidated financial statements. The fair value of the ISU base component of CHF 87.30 was based on the closing price of a Credit Suisse Group share on the grant date. The fair value of the ISU leverage component of CHF 20.85 was based on a valuation using an expected volatility of 22.95%, an expected dividend yield of 2.4%, an expected risk-free interest rate of 2.6% and an expected term of three years. The estimated unrecognized compensation expense of CHF 2,327 million will be recognized over a period of three years, subject to the early retirement rules.

23 Related parties
Credit Suisse Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions and has significant related party balances with subsidiaries and affiliates of Credit Suisse Group outside of the Bank. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the details of the Bank's related party assets and liabilities:
December 31, in CHF m	2006	2005

Assets
Cash and due from banks	2,458	697

Interest-bearing deposits with banks	1,979	2,152

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	509	523

Securities received as collateral	187	0

Trading assets	369	722

Loans	7,058	3,117

Other assets	122	257

Total assets	12,682	7,468

Liabilities
Deposits	19,808	6,764

Central bank funds sold, securities purchased under repurchase agreements and securities lending transactions	187	0

Trading liabilities	257	397

Short-term borrowings	133	155

Long-term debt	10,207	8,447

Other liabilities	754	677

Total liabilities	31,346	16,440

The following table sets forth the Bank's related party revenues and expenses:
Year ended December 31, in CHF m	2006	2005	2004

Interest and dividend income	295	90	37

Interest expense	(753)	(540)	(228)

Net interest income	(458)	(450)	(191)

Commissions and fees	(4)	45	20

Other revenues	238	253	335

Total noninterest revenues	234	298	355

Net revenues	(224)	(152)	164

Other expenses	(486)	(675)	(445)

Total operating expenses	(486)	(675)	(445)

The following table sets forth the details of the Bank's related party guarantees:
Year ended December 31, in CHF m	2006	2005

Credit guarantees and similar instruments	77	16

Performance guarantees and similar instruments	0	80

Derivatives	320	1,537

Other guarantees	3	5

Total December 31	400	1,638

Loans to members of the Credit Suisse Board of Directors and the Credit Suisse Executive Board
Loans to members of the Board of Directors of Credit Suisse:
in CHF m	2006	1)	2005	2004

Balance January 1	17		17	16

Additions	5		1	3

Reductions	0		(1)	(2)

Balance December 31	22		17	17

1) The number of individuals with outstanding loans at the beginning of the year and at the end of the year was five.

Loans to members of the Credit Suisse Executive Board:
in CHF m	2006	1)	2005	2004

Balance January 1	12		27	22

Additions	12		8	18

Reductions	(2)		(23)	(13)

Balance December 31	22		12	27

1) The number of individuals with outstanding loans at the beginning of the year and at the end of the year was six and seven, respectively.

A large majority of loans outstanding to members of the Board of Directors of Credit Suisse and the Credit Suisse Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans.

All mortgage loans to members of the Executive Board are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed mortgages are granted for periods of up to five years, in some cases up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans extended directly to members of the Board of Directors, the Bank has entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence. As of December 31, 2006, the total exposure to such related parties amounted to CHF 3.6 million, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s-length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2006, did not exceed in aggregate CHF 61 million.

The Bank is a global financial services provider and, in particular, has major corporate banking operations in Switzerland. The Bank, therefore, typically has relationships with many large companies including those in which Credit Suisse Board members assume management functions or board member responsibilities. None of the members of the Board of Directors or companies affiliated with them have important business relationships with the Bank. All relationships between Credit Suisse and members of the Board of Directors and their affiliated companies are in the ordinary course of business and at arm’s-length.

In addition, one of the Bank’s subsidiaries has invested USD 60 million in an investment fund managed by a registered investment adviser owned and controlled by two close family members of a member of the Executive Board of the Bank. The terms of the investment, including the fund’s structure and fee arrangements, were negotiated on an arm’s-length basis with the investment adviser.

Other information
Liabilities due to own pension funds
Liabilities due to the Bank’s own pension funds as of December 31, 2006 and 2005 of CHF 771 million and CHF 680 million, respectively, are reflected in various liability accounts in the Bank’s consolidated balance sheets.

24 Pension and other post-retirement benefits
The Bank participates in a defined benefit pension plan sponsored by Credit Suisse Group and has single-employer defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the United States, and the United Kingdom. The measurement date for the Group defined benefit pension plan, single-employer defined benefit pension plans and other post-retirement defined benefit plans is September 30.

Group pension plan
The Bank covers pension requirements for its employees in Switzerland through the participation in a defined benefit pension plan sponsored by Credit Suisse Group. Various legal entities within Credit Suisse Group participate in the plan, and the plan is set up as an independent trust domiciled in Zurich. Credit Suisse Group accounts for the plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, projected benefit obligation (PBO), and the accumulated benefit obligation (ABO). Following the implementation of SFAS 158, the funded status of the plan is recorded in the consolidated balance sheet. The previously unrecognized actuarial gains and losses, and prior service costs or credits are recognized in equity as a component of AOCI. The Bank accounts for the defined benefit pension plan sponsored by Credit Suisse Group as a Group pension plan because other legal entities within Credit Suisse Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entitles and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise approximately 90% of the total assets contributed to the plan by all participating legal entities on an annual basis.

The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expense or balance sheet amounts related to this plan are recognized by the Bank. The Bank’s contributions are determined using a predetermined formula based on each employee’s salary level and age and approximates 167% of each employee’s contribution. During 2006 and 2005, the Bank contributed and recognized as expense approximately CHF 285 million and CHF 260 million, respectively. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2006 and 2005 would have been lower by CHF 150 million and CHF 175 million, respectively. The Bank expects to contribute CHF 285 million to the Group plan during 2007. During 2006 and 2005, the Bank recognized CHF 69 million and CHF 27 million, respectively, as amortization of unrecognized actuarial losses and prior service cost for the Group plan.

As of the measurement date, the ABO of the Group plan was CHF 10.5 billion, the PBO was CHF 11.7 billion and the fair value of plan assets was CHF 10.7 billion. As of December 31, 2006, the Group plan was overfunded on an ABO basis by CHF 302 million and underfunded on a PBO basis by CHF 895 million, which takes into account fourth quarter contributions of CHF 65 million. If the Bank had accounted for the Group plan as a defined benefit plan, the Bank would have had to recognize the underfunded status of the plan on a PBO basis of CHF 1,431 million as of December 31, 2006, as a liability in the consolidated balance sheet in accordance with SFAS 158, resulting in a reduction in AOCI within Total shareholder’s equity.

The calculation of the expense and liability associated with the defined benefit pension plan requires an extensive use of assumptions, which include the expected long-term rate of return on plan assets and discount rate as determined by the Bank. As of the measurement date, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return on plan assets would have been 5.0%, and the discount rate used in the measurement of the benefit obligation and the Net periodic pension cost would have been 3.25% and 3.0%, respectively.

At the measurement date, the assets for the Group pension plan were allocated 17.6% to equities, 41.9% to debt securities, 16.4% to real estate, 12.8% to liquidity and 11.3% to alternative investments. The target asset allocation of the plan assets for the Group plan is 20% to equities, 40% to debt securities, 20% to real estate, 15% to liquidity and 5% to alternative investments.

International pension plans
Various pension plans cover the Bank’s employees outside of Switzerland, including both single-employer defined benefit and defined contribution pension plans. Retirement benefits under the plans depend on age, contributions and salary. The Bank’s funding policy with respect to these plans is consistent with local government and tax requirements. The assumptions used are derived based on local economic conditions. These plans provide defined benefits in the event of retirement, death, disability or employment termination.

Other post-retirement defined benefit plans
In the United States, the Bank sponsors another post-retirement defined benefit plan that provides health and welfare benefits for certain retired employees.
International single-employer defined benefit pension plans and other post-retirement defined benefit plans
The following table sets forth the details of the net periodic pension cost for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans:
	International single- employer defined benefit pension plans			Other post-retirement defined benefit plans

Year ended December 31, in CHF m	2006	2005	2004	2006	2005	2004

Service costs on benefit obligation	51	61	62	2	1	1

Interest costs on benefit obligation	129	121	107	9	8	4

Expected return on plan assets	(139)	(142)	(122)	–	–	–

Amortization of
Unrecognized transition obligation/(asset)	(1)	(2)	(5)	–	–	–

Prior service cost	1	1	–	–	–	–

Unrecognized (gains)/losses	71	48	34	9	9	–

Net periodic pension costs	112	87	76	20	18	5

Settlement (gains)/losses	(5)	–	–	–	–	–

Curtailment (gains)/losses	(9)	–	5	–	–	–

Total pension costs	98	87	81	20	18	5

The following table shows the changes in the projected benefit obligation and the fair value of plan assets during 2006 and 2005, and the amounts included in the Bank’s consolidated balance sheets for the Bank’s international single-employer defined benefit pension plans and other post-retirement defined benefit plans:
	International single- employer defined benefit pension plans		Other post-retirement defined benefit plans

in CHF m	2006	2005	2006	2005

Projected benefit obligation - beginning of the measurement period	2,579	2,047	169	70

Projected benefit obligation of plans added in current year	–	11	–	–

Plan participant contributions	–	–	–	–

Service cost	51	57	2	1

Interest cost	129	121	8	8

Plan amendments	–	–	(19)	–

Settlements	–	–	–	–

Curtailments	(41)	–	–	–

Actuarial (gains)/losses	222	203	(5)	82

Benefit payments	(60)	(38)	(7)	(6)

Exchange rate (gains)/losses	14	178	(11)	14

Projected benefit obligation - end of the measurement period	2,894	2,579	137	169

Fair value of plan assets - beginning of the measurement period	2,039	1,611	–	–

Assets for plans added in current year	–	7	–	–

Actual return on plan assets	192	263	–	–

Employer contributions	41	40	7	6

Plan participant contributions	–	–	–	–

Curtailments	(42)	–	–	–

Benefit payments	(60)	(38)	(7)	(6)

Exchange rate gains/(losses)	(7)	156	–	–

Fair value of plan assets - end of the measurement period	2,163	2,039	–	–

Total amount recognized
Funded status of the plan	(731)	(540)	(137)	(169)

Unrecognized
Net transition obligation/(asset)	–	(2)	–	–

Prior service cost	–	7	–	(1)

Net actuarial (gains)/losses	–	912	–	92

Fourth quarter employer contributions	–	12	1	2

Amount recognized in the consolidated balance sheet at December 31	(731)	389	(136)	(76)

Amounts recognized in the consolidated balance sheet consist of
Prepaid benefit costs	–	1	–	–

Accrued benefit liability	(731)	(418)	(136)	(76)

Intangible asset	–	7	–	–

Accumulated other comprehensive loss	–	799	–	–

Net amount recognized in the consolidated balance sheet at December 31	(731)	389	(136)	(76)

of which other assets1)	–	–	–	–

of which other liabilities1)	(731)	–	(136)	–

Accumulated benefit obligation - end of the measurement period	2,736	2,434	–	–

1) Reflects new requirements applied prospectively as of December 31, 2006.

In 2007, the Bank expects to contribute CHF 24 million to the international single-employer defined benefit pension plans and CHF 9 million to other post-retirement defined benefit plans.
As of September 30, 2006 and 2005, there were no material amounts of Credit Suisse Group debt and equity securities included in plan assets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.

As of December 31, 2006, the Bank adopted SFAS 158, which requires an employer to recognize in the statement of financial position the funded status of a defined benefit plan on a prospective basis. The table below provides an overview of these required adjustments to the consolidated balance sheet positions of the Bank. For further information on SFAS 158, see note 2 “Recently issued accounting standards – SFAS 158.”

The following table sets forth the changes in the consolidated balance sheet as of December 31, 2006 arising from the adoption of SFAS 158:
in CHF m	Before application of SFAS 158	Adjustments	After application of SFAS 158

Other intangible assets including intangible assets for minimum pension liability	477	(2)	475

Other assets including prepaid pension/post-retirement cost	147,768	(265)	147,503

Other liabilities including accrued pension/post-retirement cost and deferred income taxes	117,797	39	117,836

Accumulated other comprehensive income/(loss), net of tax	(3,145)	(306)	(3,451)

As of the measurement date, the projected benefit obligation (PBO), accumulated benefit obligation (ABO), and fair value of plan assets for the international single-employer defined benefit pension plans with a PBO in excess of plan assets and with an ABO in excess of plan assets were as follows:
	PBO exceeds fair value of plan assets		ABO exceeds fair value of plan assets

September 30, in CHF m	2006	2005	2006	2005

Projected benefit obligation	2,886	2,579	1,935	2,508

Accumulated benefit obligation	2,729	2,434	1,818	2,381

Fair value of plan assets	2,147	2,038	1,227	1,972

As of December 31, 2006, CHF 754 million of actuarial losses and CHF 9 million of prior service credits included in AOCI have not yet been recognized as a component of Net periodic pension costs. As of December 31, 2006, no net transition obligation is included in AOCI and as a consequence, no further amortization will be recorded in Net periodic pension costs. In the 2007 fiscal year, the Bank expects to recognize CHF 55 million of AOCI as components of Net periodic pension costs.

Assumptions
The weighted-average assumptions used in the measurement of the benefit obligation and net periodic pension cost for the international single-employer defined benefit pension plans as of the measurement date were as follows:
September 30, in %	2006	2005

Benefit obligations
Discount rate	5.2	5.1

Salary increases	4.4	4.2

Net benefit pension cost
Discount rate	5.1	5.6

Salary increases	4.2	4.1

Expected long-term rate of return on plan assets	7.2	7.6

As of September 30, 2006 and 2005, an annual weighted-average discount rate of 5.8% and 5.5%, respectively, was assumed in measuring the other post-retirement defined benefit obligation. For 2006 and 2005, an average discount rate of 5.5% and 6.0%, respectively, was assumed in measuring the other post-retirement defined benefit costs.

In determining other post-retirement defined benefit costs for 2006 and 2005, an annual weighted-average rate of 10.0% in the cost of covered health care benefits was assumed. The rate is assumed to decrease gradually to 4.5% by 2012 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the amount of the accumulated post-retirement defined benefit obligation or expense in 2006 or 2005.

Plan assets and investment strategy
The following table sets forth the weighted-average asset allocation of the Bank’s international single-employer defined benefit pension plans as of the measurement date:
September 30, in %	2006	2005

Equity securities	44.7	57.3

Debt securities	49.8	21.2

Real estate	0.2	4.4

Alternative investments	0.2	6.8

Insurance	4.9	3.1

Liquidity	0.2	7.2

Total	100.0	100.0

The Bank’s international single-employer defined benefit pension plans employ a total return investment approach, whereby a diversified mix of equity and fixed income securities and alternative investments are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity investments are diversified across Swiss and non-Swiss stocks as well as among growth, value, and small and large capitalization stocks. Other assets, such as real estate, private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to take market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Bank’s international single-employer defined benefit pension plans follow defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

The weighted-average target asset allocation of the Bank's international single-employer defined benefit pension plan assets as of the measurement date was:
September 30, 2006, in %

Equity securities	45.0

Debt securities	50.0

Real estate	0.0

Alternative investments	0.0

Insurance	5.0

Liquidity	0.0

Total	100.0

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
The following table presents benefit payments for international single-employer defined benefit pension plans and other post-retirement defined benefit plans expected to be paid, which include the effect of expected future service for the years indicated:
in CHF m	Defined benefit pension plans	Other post- retirement defined benefit plans

2007	63	8

2008	67	8

2009	71	9

2010	72	10

2011	73	10

Thereafter	380	55

Defined contribution pension plans
The Bank also contributes to various defined contribution pension plans primarily in the United States and the United Kingdom but also in other countries throughout the world. The contributions to these plans during 2006, 2005 and 2004 were CHF 247 million, CHF 237 million and CHF 111 million, respectively.

25 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Bank’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts, and foreign currency and interest rate futures.

Further, the Bank enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index, or third-party credit risk, or that have non-standard interest or foreign currency terms.

On the date the derivative contract is entered into, the Bank designates the derivative as belonging to one of the following categories:
(i) trading activities;
(ii) a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
(iii) a hedge of the fair value of a recognized asset or liability;
(iv) a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
(v) a hedge of a net investment in a foreign operation.

Trading activities
The Bank is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Bank’s derivatives held as of December 31, 2006 were used for trading activities.

Economic hedges
Economic hedges arise when the Bank enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities; and
– credit derivatives to manage credit risk on certain loan portfolios.

Hedge accounting
Fair value hedges
The Bank designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility.

In addition to hedging changes in fair value due to interest rate risk associated with fixed-rate loans, repos and long-term debt instruments, the Bank uses:
– cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale securities.

Cash flow hedges
The Bank uses cash flow hedging strategies to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Bank also uses cross-currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Bank elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Bank uses derivatives to hedge its cash flows associated with forecasted transactions.

The maximum length of time over which the Bank hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 22 months.

Net investment hedges
The Bank typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

Hedge effectiveness assessment
The Bank assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis and requires the Bank to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Bank to determine whether or not the hedging relationship has actually been effective. If the Bank concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

The following table sets forth the details of fair value, cash flow and net investment hedges:
December 31, in CHF m	2006	2005	2004

Fair value hedges
Net gain/(loss) on the ineffective portion	2	21	13

Cash flow hedges
Net gain/(loss) on the ineffective portion	0	1	0

Expected reclassification from AOCI into earnings during the next 12 months	0	11	1

Net investment hedges
Net gain/(loss) on hedges included in AOCI	(93)	(178)	(113)

26 Guarantees and commitments
Guarantees
The following tables set forth the details of contingent liabilities associated with guarantees:
December 31, 2006, in CHF m	Maturity in less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity of greater than 5 years	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	3,153	1,326	2,175	3,196	9,850	7,450		8	4,581

Performance guarantees and similar instruments	3,657	4,307	1,046	1,883	10,893	9,687		162	3,069

Securities lending indemnifications	36,834	0	0	0	36,834	36,834		0	36,834

Derivatives	41,465	69,135	437,067	122,859	670,526	670,526		4,828	–	2)

Other guarantees	2,584	397	132	213	3,326	3,326		0	1,356

Total guarantees	87,693	75,165	440,420	128,151	731,429	727,823		4,998	45,840

December 31, 2005, in CHF m	Maturity in less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity of greater than 5 years	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	2,928	1,222	2,136	2,896	9,182	6,822		11	3,128

Performance guarantees and similar instruments	3,838	1,891	1,152	1,227	8,108	7,258		233	3,644

Securities lending indemnifications	35,456	0	0	0	35,456	35,456		0	35,456

Derivatives	61,287	91,340	216,787	60,740	430,154	430,154		4,076	–	2)

Other guarantees	2,326	457	122	207	3,112	3,112		0	1,548

Total guarantees	105,835	94,910	220,197	65,070	486,012	482,802		4,320	43,776

1) Total net amount is computed as the gross amount less any participations. 2) Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Bank to make payments should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Bank provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

As part of the Bank’s commercial mortgage activities in the United States, the Bank sells certain commercial and residential mortgages that it has originated or purchased to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses should the borrowers fail to perform. The Bank also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA.

The Bank also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events.
Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions.

Under certain circumstances, the Bank has provided investors in private equity funds sponsored by a Bank entity guarantees of potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners. To manage its exposure, the Bank generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Bank is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Bank’s residential mortgage securitization activities in the United States, the Bank may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications are arrangements in which the Bank agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed.

Derivatives
Derivatives disclosed as guarantees are issued in the ordinary course of business, generally in the form of written put options and credit default swaps. Derivative contracts that may be cash settled, and which the Bank has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees under FIN No. 45, “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - An Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” For derivative contracts executed with counterparties which generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Bank has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

The Bank manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Bank carries all derivatives at fair value in the consolidated balance sheets.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that are not allocated to one of the captions above.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in Other guarantees in the table above. The Bank believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Bank has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Bank sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Bank closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Bank’s consolidated financial statements.

Other indemnifications
The Bank provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Bank typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts result from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Bank may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Bank does not expect any potential liabilities in respect of tax gross-ups to be material.

The Bank is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Bank has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Lease commitments
The following table sets forth the details of future minimum operating lease commitments under non-cancellable operating leases as of December 31, 2006:
in CHF m

2007	639

2008	582

2009	523

2010	485

2011	450

Thereafter	4,758

Future operating lease commitments	7,437

Less minimum non-cancellable sublease rentals	1,125

Total net future minimum lease commitments	6,312

The following table sets forth the details of rental expense for all operating leases:
Year ended December 31, in CHF m	2006	2005	2004

Minimum rental expense	673	672	693

Sublease rental income	(158)	(146)	(149)

Total net rental expense	515	526	544

Other commitments
The following tables set forth the details of other commitments:
December 31, 2006, in CHF m	Maturity in less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity of greater than 5 years	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,305	18	23	0	5,346	4,965		2,705

Loan commitments	167,907	14,464	28,625	14,541	225,537	224,225		132,452

Forward reverse repurchase agreements	5,535	122	0	40	5,697	5,697		5,697

Other commitments	1,095	184	275	3,293	4,847	4,847		112

Total other commitments	179,842	14,788	28,923	17,874	241,427	239,734		140,966

December 31, 2005, in CHF m	Maturity in less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity of greater than 5 years	Total gross amount	Total net amount	1)	Collateral received

Irrevocable commitments under documentary credits	5,215	26	43	0	5,284	4,981		2,733

Loan commitments	132,180	16,831	29,236	14,050	192,297	192,026		115,178

Forward reverse repurchase agreements	15,472	0	0	0	15,472	15,472		15,472

Other commitments	603	738	278	1,243	2,862	2,862		483

Total other commitments	153,470	17,595	29,557	15,293	215,915	215,341		133,866

1) Total net amount is computed as the gross amount less any participations.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Bank guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that cannot be revoked at any time without prior notice. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

27 Transfers and servicing of financial assets
As part of the normal course of business, the Bank enters into securitization transactions and uses VIEs primarily for this purpose.
Securitization activity
The Bank originates and purchases commercial and residential mortgages for the purpose of securitization. The Bank sells these mortgage loans to qualified special purpose entities (QSPEs) or other VIEs, which are not consolidated by the Bank. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Bank’s assets. The Bank is an underwriter of, and makes a market in, these securities.

The Bank purchases loans and other debt obligations from clients for the purpose of securitization. The loans and other debt obligations are sold by the Bank directly, or indirectly through affiliates, to QSPEs or other VIEs that issue Collateralized debt obligations (CDOs). The Bank structures, underwrites and makes a market in these CDOs. CDOs are securities backed by the assets transferred to the CDO VIEs and pay a return based on the returns on those assets. Investors typically have recourse to the assets in the CDO VIEs. The investors and the CDO VIEs have no recourse to the Bank’s assets.

The following table summarizes proceeds received from securitization trusts and pre-tax gains recognized by the Bank on securitizations:
Year ended December 31, in CHF m	2006	2005	2004

Commercial mortgage-backed securities (CMBS)
Proceeds from securitizations	30,089	17,939	13,396

Gains on securitizations1)	704	411	435

Residential mortgage-backed securities (RMBS)
Proceeds from securitizations	46,023	69,942	53,795

Gains on securitizations 1)	84	55	72

Collateralized debt obligations (CDO)
Proceeds from securitizations	10,343	8,183	5,316

Gains on securitizations 1)	120	164	44

Other asset-backed securities (ABS)2)
Proceeds from securitizations	5,503	10,518	9,775

Gains on securitizations 1)	50	9	5

1) Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE or VIE and gains or losses on the sale of the newly issued securities to third parties, but excludes net interest revenues on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2) Primarily home equity loans.

The Bank may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Bank’s exposure in its securitization activities is generally limited to its retained interests. Retained interests in securitized financial assets are included at fair value in Trading assets in the consolidated balance sheets. Any changes in the fair value of these retained interests are recognized in the consolidated statement of income. The fair values of retained interests are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The Bank does not retain material servicing responsibilities from its securitization transactions.

Gains and losses on securitization transactions depend in part on the carrying values of mortgages and CDOs involved in the transfer, and are allocated between the mortgages and CDOs sold and any retained interests according to the relative fair values at the date of sale.

Key economic assumptions used in measuring, at the date of securitization, the fair value of the retained interests resulting from completed securitizations were as follows:
	2006						2005

December 31	CMBS	1)	RMBS	CDO	2)	ABS	CMBS	1)	RMBS	CDO	2)	ABS

Weighted-average life, in years	3.2		3.4	5.4		5.1	3.6		5.1	7.9		5.4

Prepayment speed assumption (in rate per annum), in %3)	–		0-92.0	–		25.0	–		0-56.2	–		25.0

Cash flow discount rate (in rate per annum), in %4)	1.0-31.9		0-39.7	0-21.5		26.3	5.4-14.4		0-39.5	9.2-14.1		3.6-16.6

Expected credit losses (in rate per annum), in %	1.6-28.0		0-29.7	0-17.0		21.7	1.0-10.1		0-35.3	5.1-10.2		0.7-12.3

The following table sets forth the fair value of retained interests from securitizations, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:
December 31, 2006, in CHF m, except where indicated	CMBS	1)	RMBS	CDO	2)	ABS

Carrying amount / fair value of retained interests5)	634		4,223	744		66

Weighted-average life, in years	3.9		4.2	6.0		1.4

Prepayment speed assumption (in rate per annum), in %3)	–		0-74.8	–		25.0-68.0

Impact on fair value from 10% adverse change	–		(19.0)	–		(1.0)

Impact on fair value from 20% adverse change	–		(36.0)	–		(3.0)

Cash flow discount rate (in rate per annum), in %4)	1.0-14.8		6.5-21.5	4.2-14.5		26.2

Impact on fair value from 10% adverse change	(7.4)		(61.7)	(10.3)		–

Impact on fair value from 20% adverse change	(16.1)		(122.0)	(19.4)		(1.3)

Expected credit losses (in rate per annum), in %	2.1-10.8		0.4-0.7	0.1-10.6		21.5

Impact on fair value from 10% adverse change	(2.7)		(6.3)	(5.3)		–

Impact on fair value from 20% adverse change	(5.4)		(11.4)	(10.5)		(1.3)

1) To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2) CDOs are generally structured to be protected from prepayment risk. 3) Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4) The rate is based on the weighted-average yield on the retained interest. 5) of which CHF 55 million, or 9%, CHF 570 million, or 13%, CHF 82 million, or 11%, and CHF 66 million, or 100% relating to CMBS, RMBS, CDO and ABS, respectively, is non-investment grade.

These sensitivities are hypothetical and do not reflect the benefits of hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Variable interest entities
FIN 46(R) requires the Bank to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both.

The Bank consolidates all VIEs for which it is the primary beneficiary.
As a normal part of its business, the Bank engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Bank may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Bank in the event of a default, except where a guarantee was provided to the investors or where the Bank is the counterparty to a derivative transaction involving VIEs.

As of December 31, 2006, the Bank consolidated all VIEs for which it is the primary beneficiary under FIN 46(R). Net income was unaffected as offsetting minority interests were recorded in the consolidated statements of income.

The Bank’s involvement with VIEs may be broadly grouped into three primary categories: CDOs, Commercial paper conduits (CP conduits) and Financial intermediation.
The following table sets forth the total assets by category related to VIEs consolidated as a result of the Bank being the primary beneficiary:
December 31, in CHF m	2006	31.12.05

Collateralized debt obligations	6,538	2,600

Commercial paper conduits	1	1

Financial intermediation	15,186	13,836

Total assets related to consolidated VIEs	21,725	16,437

The following table sets forth the total assets by category related to non-consolidated VIEs:
December 31, in CHF m	2006	31.12.05

Collateralized debt obligations	15,636	20,515

Commercial paper conduits	7,038	8,528

Financial intermediation	90,584	76,824

Total assets related to non-consolidated VIEs	113,258	105,867

Collateralized debt obligations
As part of its structured finance business, the Bank purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to QSPEs or VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Bank engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

In connection with its CDO activities, the Bank may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. The Bank may also act as a derivatives counterparty to the VIEs and may invest in portions of the notes or equity issued by the VIEs. The Bank also participates in synthetic CDO transactions, which use credit default swaps to exchange the underlying credit risk instead of using cash assets in a separate legal entity. The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The Bank has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Bank of approximately CHF 6.5 billion and CHF 2.6 billion of assets and liabilities of these VIEs as of December 31, 2006 and December 31, 2005, respectively. The increase in Total assets consolidated primarily reflected the application of FSP FIN 46(R)-6. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Bank in the event of default.

The Bank also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Bank is not the primary beneficiary. The Bank’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Bank’s maximum loss exposure is generally equal to the carrying value of these retained interests, which are reported as Trading assets and carried at fair value and totaled CHF 1.7 billion and CHF 1.0 billion as of December 31, 2006 and December 31, 2005, respectively.

Commercial paper conduits
The Bank continues to act as the administrator and provider of liquidity and credit enhancement facilities for several CP conduits. These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Bank does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Bank’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Bank to purchase certain assets under any condition, including default. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

As of December 31, 2006, the Bank’s maximum loss exposure to non-consolidated CP conduits was CHF 12.5 billion, which consisted of CHF 7.0 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.5 billion of additional assets. As of December 31, 2005, the Bank’s maximum loss exposure was CHF 14.2 billion.

The Bank believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Bank provides financing to client-sponsored VIEs, established to purchase or lease certain types of assets. For certain products structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transactions but the Bank may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Bank may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Bank also owns securities issued by the VIEs which have been structured to provide clients with investment opportunities, for market-making purposes and as investments. The Bank’s maximum loss exposure to non-consolidated VIEs related to Financial intermediation activities was CHF 19.1 billion and CHF 12.6 billion as of December 31, 2006 and December 31, 2005, respectively, which represents the notional amount of any guarantees from the Bank and the fair value of all other Bank interests held, rather than the amount of Total assets of the VIEs. Further, the Bank considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Bank’s risk mitigation efforts, including hedging strategies, and the risk of loss that is retained by investors.

28 Financial instruments
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business, activities, or the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

The Bank regularly monitors the credit risk portfolio by counterparties, industry, country and products to ensure that such potential concentrations are identified, using a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties and products are managed through counterparty limits which set the maximum credit exposures the Bank is willing to assume to specific counterparties over specified periods. Country limits are established to avoid any undue country risk concentration.

From an industry point of view, the combined credit exposure of the Bank is diversified. A large portion of the credit exposure is with individual clients, particularly through residential mortgages in Switzerland, or relates to transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions, the business is also geographically diverse, with operations focused in the Americas, Europe and, to a lesser extent, Asia Pacific.

Fair value of financial instruments
The disclosure requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS 107), encompass the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements. SFAS 107 excludes all non-financial instruments such as lease transactions, Real estate, Premises and equipment, Equity method investments and pension and benefit obligations.

Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are determined using present value estimates or other valuation techniques, for example, the present value of estimated expected future cash flows using discount rates commensurate with the risks involved, option-pricing models, matrix pricing, option-adjusted spread models and fundamental analysis. Fair value estimation techniques normally incorporate assumptions that market participants would use in their estimates of values, future revenues, and future expenses, including assumptions about interest rates, default, prepayment and volatility. Since assumptions are inherently subjective in nature, estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, estimated fair values would not necessarily be realized in immediate sales or settlement of the instruments.

For cash and other liquid assets and money market papers maturing within three months, fair values are assumed to approximate book values, given the short-term nature of these instruments. For those items with a stated maturity exceeding three months, fair values are calculated using a discounted cash flow analysis.

For non-impaired Loans where quoted market prices are available, fair values are based on such prices. For variable rate Loans which re-price within three months, book values are used as reasonable estimates of fair values. For other non-impaired Loans, fair values are estimated by discounting contractual cash flows using market interest rates for Loans with similar characteristics. For impaired Loans, book values, net of valuation adjustments, approximate fair values.

The securities and precious metals trading portfolio is carried in the consolidated balance sheets at fair value.
Fair values of derivative instruments used for hedging, financial investments from the banking business and non-consolidated participations are based on quoted market prices. Where these are not available, fair values are based on the quoted market prices of comparable instruments, or are estimated by discounting estimated future cash flows or by using other valuation techniques.

For deposit instruments with no stated maturity and those with original maturities of less than three months, book values are assumed to approximate fair values due to the short-term nature of these liabilities. For deposit instruments with a stated maturity exceeding three months, fair values are calculated using a discounted cash flow analysis.

For medium-term notes, bonds and mortgage-backed bonds, fair values are estimated using quoted market prices or by discounting the remaining contractual cash flows using a rate at which the Bank could issue debt with a similar remaining maturity as of the dates of the consolidated balance sheets.

The following table sets forth the carrying values and the estimated fair values of the Bank’s financial instruments recognized in the consolidated balance sheets:
	2006		2005

December 31, in CHF m	Book value	Fair value	Book value	Fair value

Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	318,572	318,576	352,703	352,634

Securities received as collateral	32,310	32,310	23,791	23,791

Trading assets	449,422	449,422	412,997	412,997

Investment securities	20,304	20,305	24,163	24,165

Loans	190,883	192,160	169,599	172,860

Other financial assets1)	194,105	194,105	125,558	125,631

Financial liabilities
Deposits	384,924	387,809	347,339	349,373

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	288,442	287,645	309,777	309,596

Obligation to return securities received as collateral	32,310	32,310	23,791	23,791

Trading liabilities	197,936	197,936	194,204	194,204

Short-term borrowings	16,287	16,287	16,291	16,302

Long-term debt	144,021	144,805	125,860	127,025

Other financial liabilities2)	117,370	117,370	78,242	78,242

1) Includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities for which the carrying value is a reasonable estimate of the fair value. 2) Includes brokerage payables, cash collateral on derivative instruments, interest and fee payables for which the carrying value is a reasonable estimate of the fair value.

29 Assets pledged or assigned
The following table sets forth the details of assets pledged or assigned:
December 31, in CHF m	2006	2005

Book value of assets pledged and assigned as collateral	261,133	204,640

of which assets provided with the right to sell or repledge	200,193	182,517

Fair value of collateral received with the right to sell or repledge	622,761	603,069

of which sold or repledged	508,862	575,703

The Bank had received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Bank had been sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

The following table shows other information:
December 31, in CHF m	2006	2005

Cash restricted under foreign banking regulations	17,290	13,090

Swiss National Bank Liquidity 1 required cash reserves	1,472	1,438

30 Capital adequacy
The Bank, on a consolidated basis, is subject to risk-based capital and leverage guidelines under Swiss Federal Banking Commission (Eidgenössische Bankenkommission, or EBK) and Bank for International Settlements (BIS) guidelines. These guidelines are used to evaluate risk-based capital adequacy. Since January 1, 2004, the Bank has based its capital adequacy calculations on US GAAP, as permitted by EBK newsletter 32 (dated December 18, 2003). The EBK has advised the Bank that it may continue to include as Tier 1 capital CHF 6.2 billion of equity from VIEs (non-cumulative perpetual preferred securities and trust preferred securities) that have been deconsolidated under FIN 46(R).

According to EBK and BIS capital requirements, total regulatory capital is comprised of two categories. Tier 1 capital comprises shareholder’s equity according to US GAAP, and the equity from VIEs as described above. Among other items, this is adjusted by anticipated dividends, the Bank’s holdings of Credit Suisse Group shares outside the trading book, goodwill, pensions and an adjustment for the Bank’s investment in insurance entities. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of perpetual and dated subordinated debt instruments. The sum of these two capital tiers, less non-consolidated participations in the industries of banking and finance, equals total available capital. Under both EBK and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the Tier 1 capital element must be at least 4%.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

The Bank’s consolidated BIS Tier 1 ratio was 11.4% as of December 31, 2006, an increase from 9.6% as of December 31, 2005. Risk-weighted assets increased compared to December 31, 2005 due to increases in lending activities and OTC derivatives partially offset by a decrease in banking book securities. Tier 1 capital increased CHF 6,037 million from December 31, 2005 mainly due to the positive contribution of Net income. The Bank’s shareholder’s equity increased from CHF 25.8 billion as of December 31, 2005 to CHF 26.0 billion as of December 31, 2006. This was primarily due to the full year Net income partially offset by the payment of dividends, an increase in Credit Suisse Group shares held to meet share award obligations and the change in US GAAP pension accounting. This change requires an employer to recognize the funded status of a defined benefit plan in the consolidated balance sheet, which reduced shareholders’ equity by CHF 0.3 billion but had no effect on Tier 1 capital. For further information on the change in pension accounting, see note 2 “Recently issued accounting standards – SFAS 158.”

As of December 31, 2006 and 2005, the Bank was adequately capitalized under the regulatory provisions outlined under both EBK and BIS guidelines.
The following table sets forth the details of BIS data (risk-weighted assets, capital and ratios):
December 31, in CHF m, except where indicated	2006	2005

Risk-weighted positions	219,927	200,904

Market risk equivalents	12,746	12,499

Risk-weighted assets	232,673	213,403

Total shareholder's equity	26,045	25,788

Reconciliation to tier 1 capital:
Non-cumulative perpetual preferred securities	1,065	1,044

Investment in insurance entities	(22)	(12)

Adjustments for goodwill, minority interests, disallowed unrealized gains on fair value measurement, own shares, dividend accruals and pensions	(488)	(6,257)

Tier 1 capital	26,600	20,563

of which non-cumulative perpetual preferred securities	1,065	1,044

Tier 2 capital:
Upper Tier 2	6,140	4,964

Lower Tier 2	7,440	5,875

Tier 2 capital	13,580	10,839

Less deductions	(1,739)	(1,587)

Total BIS regulatory capital	38,441	29,815

Tier 1 ratio	11.4%	9.6%

Total BIS regulatory capital ratio	16.5%	14.0%

Broker-dealer operations
Certain Bank broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2006, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2006, the Bank was not subject to restrictions on its ability to pay dividends.

31 Litigation and other contingencies
In accordance with SFAS No. 5, “Accounting for Contingencies,” the Bank recorded in 2005 a CHF 960 million (USD 750 million) charge before tax (CHF 624 million after tax) in Investment Banking to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million), before tax, originally established in 2002, and brings the total reserve for these private litigation matters to CHF 1.2 billion (USD 1.0 billion) as of December 31, 2006, after deductions for settlements.

The Bank is also involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Bank believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Bank’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
32 Significant subsidiaries and associates
Significant subsidiaries
As of December 31, 2006:
% of equity capital held		Company name	Domicile	Currency	Capital in m

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Mexico) S.A.	Mexico City, Mexico	MXN	679.4

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston RE Ltd.	Hamilton, Bermuda	USD	2.0

100		Candlewood Capital Partners LLC	Wilmington, United States	USD	1.5

100		Casa de Bolsa Credit Suisse (Mexico) S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100	1)	City Bank	Zurich, Switzerland	CHF	7.5

100		CND Securitization LLC	Wilmington, United States	USD	183.4

100		Column Canada Financial Corp.	Toronto, Canada	USD	0.0

100		Column Financial, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Bahamas) Limited	Nassau, Bahamas	USD	12.0

100		Credit Suisse (Deutschland) AG	Frankfurt, Germany	EUR	60.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (France) Holding S.A.	Paris, France	EUR	8.5

100		Credit Suisse (Gibraltar) Ltd.	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	6,285.3

100		Credit Suisse (International) Holding AG	Zug, Switzerland	CHF	37.5

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	67.6

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	2)	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asia Pacific Services (Singapore) Pte Ltd.	Singapore, Singapore	SGD	5.2

100		Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3

100		Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2.6

100		Credit Suisse Asset Management (France) S.A.	Paris, France	EUR	31.6

100		Credit Suisse Asset Management (Polska) S.A.	Warsaw, Poland	PLN	5.6

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	14.2

100		Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6

100		Credit Suisse Asset Management Fund Service (Lux) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A.	Milan, Italy	EUR	5.0

100		Credit Suisse Asset Management Funds UK Limited	London, United Kingdom	GBP	0.5

100		Credit Suisse Asset Management Holding Europe (Lux) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management International Holding	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Ltd.	London, United Kingdom	GBP	0.0

100		Credit Suisse Asset Management Ltd.	Tokyo, Japan	JPY	0.0

100		Credit Suisse Asset Management SIM S.p.A.	Milan, Italy	EUR	7.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	513.9

100		Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

As of December 31, 2006:
% of equity capital held	Company name	Domicile	Currency	Capital in m

100	Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100	Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100	Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Financial Corporation	Wilmington, United States	USD	0.0

100	Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100	Credit Suisse First Boston Australia (Finance) Limited	Sydney, Australia	AUD	10.0

100	Credit Suisse First Boston Equities Limited	London, United Kingdom	GBP	15.0

100	Credit Suisse First Boston Finance (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.2

100	Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100	Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100	Credit Suisse First Boston Private Equity, Inc.	Wilmington, United States	USD	0.0

100	Credit Suisse First Boston RAFT, LLC	Wilmington, United States	USD	0.0

100	Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Futures (Hong Kong) Limited	Hong Kong, China	HKD	265.8

100	Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	42.0

100	Credit Suisse Holdings (Mauritius) Limited	Port Louis, Mauritius	USD	57.1

100	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	184.7

100	Credit Suisse Investment Bank (Bahamas) Limited	Nassau, Bahamas	USD	26.9

100	Credit Suisse Investment Products (Asia Pacific) Ltd.	George Town, Cayman Islands	USD	0.0

100	Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.0

100	Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100	Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100	Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100	Credit Suisse Management LLC	Wilmington, United States	USD	901.9

100	Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100	Credit Suisse Premium Finance Corp.	Sacramento, United States	USD	0.0

100	Credit Suisse Premium Finance LLC	Wilmington, United States	USD	0.1

100	Credit Suisse Principal Investments Ltd.	George Town, Cayman Islands	JPY	3,324.0

100	Credit Suisse Private Advisors	Zurich, Switzerland	CHF	15.0

100	Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100	Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	27.3

100	Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	30.9

100	Credit Suisse Securities (Japan) Ltd.	Tokyo, Japan	JPY	73,100.0

100	Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100	Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100	Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	7,132.2

100	CS Investments (Singapore) LLP	Singapore, Singapore	AUD	0.5

100	CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100	DLJ Capital Corporation	Wilmington, United States	USD	4.0

100	DLJ Capital Funding, Inc.	Wilmington, United States	USD	0.0

100	DLJ International Capital	George Town, Cayman Islands	USD	0.0

100	DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

As of December 31, 2006:
% of equity capital held		Company name	Domicile	Currency	Capital in m

100		Glenstreet Corporation N.V.	Curaçao, Netherlands Antilles	GBP	20.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100		Merban Equity	Zug, Switzerland	CHF	0.1

100		Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Swiss American Corporation	New York, United States	USD	38.9

100		Swiss American Securities Inc.	New York, United States	USD	0.0

100		CJSC Bank Credit Suisse (Moscow) (formerly known as ZAO Bank Credit Suisse First Boston)	Moscow, Russia	USD	37.8

99		Credit Suisse Wealth Management Limited	Nassau, Bahamas	USD	5.0

80		Column Guaranteed LLC	Wilmington, United States	USD	33.1

80	3)	Credit Suisse International	London, United Kingdom	USD	682.3

78		Park Acquisitions Limited	Cardiff, United Kingdom	GBP	0.3

75		Credit Suisse Securities (India) Private Limited (formerly known as Credit Suisse First Boston (India) Securities Private Limited)	Mumbai, India	INR	979.8

58		Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

0	4)	Credit Suisse EBC AG	Zurich, Switzerland	CHF	1.7

In the normal course of its business the Bank has significant involvement with VIEs and private equity funds. In order to provide meaningful disclosure the significance of these entities to the Bank is reflected through the inclusion of the entity into which these entities are consolidated.
1) Effective January 2007, the Bank merged this subsidiary into its new consumer financing business Bank-now AG. 2) 43% of voting rights held by Credit Suisse Group, Guernsey Branch. 3) Remaining 20% directly held by Credit Suisse Group. 4) 100% owned by Credit Suisse Group, but consolidated into Credit Suisse under FIN 46.

Significant associates (Value according to the Equity Method)
As of December 31, 2006:
Equity interest in %		Company name	Domicile

12	1)	Absolute Europe AG	Zug, Switzerland

0	1)	Absolute Managers AG	Zug, Switzerland

4	1)	Absolute Private Equity AG	Zug, Switzerland

6	1)	Absolute US AG	Zug, Switzerland

15	1)	Asian Diversified Total Return LDC	George Town, Cayman Islands

25		ICBC Credit Suisse Asset Management Company Ltd.	Beijing, China

19		SIS Swiss Financial Services Group AG	Zurich, Switzerland

17		Telekurs Holding AG, Zurich	Zurich, Switzerland

14	1)	USFR Limited Duration Company	George Town, Cayman Islands

33		Bank Hofmann AG	Zurich, Switzerland

1) The Bank retains significant influence through Board of Directors representation.

33 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
The Bank’s consolidated financial statements have been prepared in accordance with US GAAP. For a detailed description of the Bank’s accounting policies please see note 1 “Summary of significant accounting policies.”

The Swiss Federal Banking Commission requires Swiss-domiciled banks which present their financial statements under either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP and its primary accounting standard.

The principle provisions of the Banking Ordinance and the Guidelines of the Swiss Federal Banking Commission governing financial statement reporting (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:

Scope of consolidation
Under US GAAP, the Bank deconsolidated certain entities that issue redeemable preferred securities under FIN 46(R). Under Swiss GAAP, these entities would continue to be consolidated as the Bank holds 100% of the voting rights.

Under Swiss GAAP, majority-owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Bank are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority-owned subsidiaries.

Discontinued operations
Under US GAAP, the assets and liabilities of an entity held-for-sale are separated from the ordinary balance sheet captions into a separate discontinued operations item and are measured at the lower of the carrying value or fair value less cost to sell. Under Swiss GAAP, these positions remain in their initial balance sheet captions until disposed of and are valued according to the respective captions.

Real estate held for investment
Under US GAAP, Real estate held for investment is valued at cost less accumulated depreciation and any impairments.
For Swiss GAAP, Real estate held for investment that the Bank intends to hold permanently is also accounted for at cost less accumulated depreciation. If the Bank does not, however, intend to hold real estate permanently, real estate is accounted for at LOCOM.

Investments in securities
Available-for-sale securities
Under US GAAP, available-for-sale securities are valued at fair value. Unrealized holding gains and losses (including foreign exchange) due to fluctuations in fair value are not recorded in the consolidated statements of income but reported in AOCI, which is part of Total shareholder’s equity. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of income. The new cost basis will not be changed for subsequent recoveries in fair value.

Under Swiss GAAP, available-for-sale securities are accounted for at LOCOM with market fluctuations where required recorded in Other revenues. Foreign exchange gains and losses are recognized as Trading revenues.

Non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value (depending on the status of reporting entity) under US GAAP, whereas under Swiss GAAP non-marketable equity securities are accounted for at LOCOM.

Impairments on held-to-maturity securities
Under US GAAP, declines in fair value of held-to-maturity securities below cost deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of income. The impairment cannot be reversed in future periods.

Under Swiss GAAP, impairment losses recognized on held-to-maturity securities should be reversed up to the amortized cost if the fair value of the instrument subsequently recovers. The reversal is recorded in the consolidated statements of income.

Trading positions
Under both US GAAP and Swiss GAAP, positions classified as trading assets are valued at fair value. Under US GAAP, this classification is based on management’s intent for the specific instrument, whereas the prevailing criteria under Swiss GAAP is the active management of the specific instrument.

Bifurcation of precious metal loans
Under US GAAP, precious metal loans and deposits are considered hybrid instruments. US GAAP permits such instruments to be carried at fair value with changes recorded in the consolidated statement of income. Alternatively, under US GAAP as precious metals are considered a commodity, which is not clearly and closely related to a loan or deposit host, the embedded derivative may be bifurcated under US GAAP and carried at fair value with the host instrument carried on an accrual basis.

Under Swiss GAAP, precious metal loans and deposits are not considered hybrid instruments. Precious metals are rather considered a currency, not a commodity accounted for at fair value.
Goodwill and intangible assets
Goodwill amortization
Under US GAAP, goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that goodwill may be impaired.
Under Swiss GAAP, goodwill is amortized over its useful life, normally not exceeding five years, except in justified cases (up to 20 years). In addition, goodwill is tested for impairment.
Intangible assets with indefinite lives
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under Swiss GAAP, intangibles assets with indefinite lives are amortized over a useful life, up to a maximum of five years. Additionally, these assets are tested for impairment.
Pensions and post-retirements benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation. Under Swiss GAAP, the liability and related pension expense is determined based on the required contributions defined by Swiss law and any additional contribution mandated by the pension fund trustees.

Reserves for general banking risks
Under Swiss GAAP, reserves for general banking risks are recorded as a separate component of Total shareholder’s equity. US GAAP does not allow general unallocated provisions.
Nontrading assets measured at fair value
Under US GAAP, the following nontrading assets are measured at fair value: Mortgage Servicing Rights (MSRs), Life Settlement Contracts (LSC) and hybrid instruments. Changes in value are reported in the consolidated statement of income. Under Swiss GAAP, MSRs and LSC are measured at LOCOM. Hybrid instruments are bifurcated for Swiss GAAP purposes.

Report of the Group Auditors and the Independent Registered Public Accounting Firm to the General Meeting of Credit Suisse, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse and subsidiaries (“the Bank”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholder’s equity, comprehensive income, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles and comply with Swiss law.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.
As discussed in Notes 1 and 2 to the consolidated financial statements, in 2006 the Bank changed its method of accounting for defined benefit pension plans, in 2005 the Bank changed its method of accounting for share-based compensation and in 2004 the Bank changed its method of accounting for certain variable interest entities.

KPMG Klynveld Peat Marwick Goerdeler SA
/s/ David L. Jahnke /s/ Robert S. Overstreet

David L. Jahnke Robert S. Overstreet Auditor in Charge
Zurich, Switzerland March 23, 2007
Parent company

Parent company financial review
The Credit Suisse Parent Company (the Parent Company) recorded Net operating income of CHF 12,122 million for the year ended December 31, 2006, compared to CHF 12,198 million for the year ended December 31, 2005. After deduction of Operating expenses totaling CHF 7,035 million representing an increase of CHF 306 million, or 5%, in comparison with the previous year, Gross operating profit was CHF 382 million, or 7%, lower than in 2005 and amounted to CHF 5,087 million.

Depreciation of non-current assets of CHF 455 million, and Valuation adjustments, provisions and losses of CHF 30 million, resulted in Profit before extraordinary items and taxes of CHF 4,602 million. The Parent Company recorded Net profit of CHF 3,687 million for the year ended December 31, 2006, reflecting an increase of CHF 179 million, or 5%, compared to the prior year.

Net interest income increased year-on-year by CHF 284 million, or 6%, to CHF 4,789 million. Net commission and service fee activities decreased by CHF 111 million to CHF 4,855 million. Net trading income decreased year-on-year by CHF 157 million, or 12%, to CHF 1,120 million. The Parent Company reported Net other ordinary income of CHF 1,358 million, a decrease of CHF 92 million, or 6%, compared to the previous year.

Operating expenses were up CHF 306 million on the previous year to CHF 7,035 million. Personnel expenses increased by CHF 632 million, or 15%, to CHF 4,987 million. Property, equipment and administrative costs totaled CHF 2,048 million, a decrease of CHF 326 million, or 14%, compared to the previous year.

Depreciation of non-current assets amounted to CHF 455 million, an increase of 1% versus the CHF 449 million for 2005. Valuation adjustments, provisions and losses amounted to CHF 30 million compared to CHF 122 million in the previous year.

Extraordinary income for the year ended December 31, 2006 included a CHF 137 million release of provisions.
At the Annual General Meeting on May 4, 2007, the registered shareholder will be asked to approve the Board of Directors’ proposed appropriation of retained earnings, which included a dividend of CHF 10 million.

Parent company Swiss GAAP financial statements
Income statement

Year ended December 31, in CHF m	Reference to notes	2006	2005

Results from interest business
Interest and discount income		18,474	12,163

Interest and dividend income from trading portfolio		1,957	1,371

Interest and dividend income from financial investments		909	640

Interest expense		(16,551)	(9,669)

Net interest income		4,789	4,505

Results from commission and service fee activities
Commission income from lending transactions		573	1,078

Securities and investment commissions		4,200	3,850

Other commission and fee income		538	556

Commission expense		(456)	(518)

Net commission and service fee activities		4,855	4,966

Net trading income	1	1,120	1,277

Other ordinary income
Income from the disposal of financial investments		160	172

Income from participations		933	969

Income from real estate		38	42

Other ordinary income		437	330

Other ordinary expenses		(210)	(63)

Net other ordinary income		1,358	1,450

Net operating income		12,122	12,198

Operating expenses
Personnel expenses		4,987	4,355

Property, equipment and administrative costs		2,048	2,374

Total operating expenses		7,035	6,729

Gross operating profit		5,087	5,469

Depreciation of non-current assets		455	449

Valuation adjustments, provisions and losses		30	122

Profit before extraordinary items and taxes		4,602	4,898

Extraordinary income	1	149	28

Extraordinary expenses	1	(105)	(34)

Taxes		(959)	(1,384)

Net profit		3,687	3,508

Balance sheet before appropriation of retained earnings

December 31, in CHF m	Reference to notes	2006	2005

Assets
Cash and other liquid assets		2,193	2,055

Money market papers		2,238	12,207

Due from banks		247,234	206,407

Due from customers		143,258	114,252

Mortgages		88,851	85,007

Securities and precious metals trading portfolio		36,925	33,993

Financial investments		27,308	30,642

Participations		17,820	17,631

Tangible fixed assets		2,837	2,771

Intangible assets		1,274	1,265

Accrued income and prepaid expenses		3,082	3,027

Other assets		16,006	15,002

Total assets		589,026	524,259

of which subordinated assets		333	203

of which assets in respect of participations and qualified shareholders		289,304	222,971

Liabilities and shareholder's equity
Liabilities in respect of money market papers		56,271	62,613

Due to banks		180,427	151,342

Due to customers, savings and investment deposits		35,220	37,596

Due to customers, other deposits		207,322	168,406

Medium-term notes		710	528

Bonds and mortgage-backed bonds		50,490	48,348

Accrued expenses and deferred income		7,144	5,421

Other liabilities		16,282	15,934

Valuation adjustments and provisions	5	523	460

Total liabilities		554,389	490,648

Share capital	6	4,400	4,400

General legal reserves		18,849	18,624

Other reserves		610	610

Retained earnings carried forward		7,091	6,469

Net profit		3,687	3,508

Total shareholder's equity	8	34,637	33,611

Total liabilities and shareholder's equity		589,026	524,259

of which subordinated liabilities		15,056	12,141

of which liabilities in respect of participations and qualified shareholders		98,936	61,735

Off-balance sheet business

December 31, in CHF m	2006	2005

Contingent liabilities	71,483	66,936

Irrevocable commitments	109,399	97,130

Liabilities for calls on shares and other equity instruments	18	18

Confirmed credits	374	177

Derivative financial instruments
Gross positive replacement values	33,177	26,798

Gross negative replacement values	32,311	28,031

Contract volume	3,368,836	2,464,017

Fiduciary transactions	29,535	25,214

The company belongs to the Swiss value-added tax (VAT) group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

Contingent liabilities to other Bank entities include guarantees for obligations, performance related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off balance sheet section of the financial statement. In some instances, the Parent Company’s exposure is not defined as an amount but relates to specific circumstances as the solvability of subsidiaries or the performance of a service.

Further, as shareholder of Credit Suisse International, an unlimited company incorporated in England and Wales, the Parent Company has a joint, several and unlimited obligation to meet any insufficiency in the assets in the event of liquidation.

Proposed appropriation of retained earnings

December 31, in CHF m	2006		2005

Retained earnings
Net annual profit	3,687		3,508

Retained earnings carried forward	7,091	1)	6,469

Retained earnings available for appropriation	10,778		9,977

Dividend	10		2,470

Allocations to general legal reserves	0		225

Balance to be carried forward	10,768		7,282

1) Movements in equity due to the transfer of assets and liabilities.

Description of business activities
Credit Suisse is a Swiss Bank with Total assets of CHF 589 billion and shareholder’s equity of CHF 35 billion as of December 31, 2006.
Credit Suisse is a 100% subsidiary of Credit Suisse Group. For a description of its business activities refer to the section “Organization and description of business” in this Annual Report.
Accounting and valuation policies
Basis for accounting
The Parent Company’s stand alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the Federal Banking Commission Guidelines (Swiss GAAP statutory).

The Bank’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Accounting and valuation principles are described in note 1 “Summary of significant accounting policies” in the Notes to the Bank’s consolidated financial statements.

See also note 33 “Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)” in the Notes to the Bank’s consolidated financial statements for major valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view). Additional differences between US GAAP and Swiss GAAP statutory are stated below and should be read in conjunction with note 1 “Summary of significant accounting policies” in the Notes to the Bank’s consolidated financial statements.

Foreign currency translations
For US GAAP purposes, foreign currency translation adjustments for available-for-sale securities are reported in Accumulated other comprehensive income/(loss) (AOCI), which is part of Total shareholder’s equity, whereas for Swiss GAAP statutory they are included in the income statement.

Share-based compensation
Under US GAAP, the Credit Suisse Group share-based compensation plans are treated as equity awards. Under Swiss GAAP statutory, such plans are treated as liability awards.
Derivatives used for hedging purposes
Cash flow hedges
For US GAAP purposes, the effective portion of a cash flow hedge is reported in AOCI. For Swiss GAAP statutory purposes, the effective portion of a cash flow hedge is reported in the compensation account, which is part of Other assets or Other liabilities.

Fair value hedges
Under US GAAP, the full amount of unrealized losses on derivatives classified as hedging instruments and the corresponding gains on available-for-sale securities as hedged items are recognized in income. Under Swiss GAAP statutory, the amount representing the portion above historical cost of financial investments as hedged item is recorded in the compensation account.

Deferred taxes
US GAAP allows the recognition of deferred tax assets on net operating loss carry forwards. Such recognition is not allowed for Swiss GAAP statutory purposes.
Participations
The portfolio valuation method is applied to the participation positions.
Undisclosed reserves
Unlike US GAAP, Swiss GAAP statutory financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the income statement. Such undisclosed reserves arise from recording excessive provisions and loan loss reserves. In addition, such undisclosed reserves arise if provisions and loan reserves, which are no longer necessary, are not written back to income.

Notes on risk management
For information on the Parent Company’s policy with regard to risk management and the use of financial derivatives, see “Risk Management” and the Notes to the Bank’s consolidated financial statements.
Notes to the parent company financial statements
1 Additional information on the parent company income statement
The following table summarizes details of net trading income:

Year ended December 31, in CHF m	2006	2005

Income from trading in interest related instruments	471	(473)

Income/(loss) from trading in equity instruments	(507)	132

Income from foreign exchange and banknote trading	1,325	1,846

Income from precious metal trading	53	26

Other loss from trading	(222)	(254)

Total net trading income	1,120	1,277

The following table summarizes extraordinary income and expenses:

Year ended December 31, in CHF m	2006	2005

Extraordinary income and expenses
Gains realized on the disposal of participations	12	3

Other extraordinary income	137	25

Extraordinary income	149	28

Losses realized on the disposal of participations	(105)	(34)

Extraordinary expenses	(105)	(34)

Total net extraordinary income and expenses	44	(6)

2 Pledged assets and assets under reservation of ownership
The following table summarizes details of pledged assets under reservation of ownership:

December 31, in CHF m	2006	2005

Assets pledged and assigned as collateral	4,171	2,487

Actual commitments secured	1,586	1,764

3 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
The following table summarizes details of securities borrowing, securities lending, purchase and reverse purchase agreements:

December 31, in CHF m	2006	2005

Due from banks	34,486	42,360

Due from customers	26,774	28,747

Cash collateral due from securities borrowed and reverse repurchase agreements	61,260	71,107

Due to banks	32,522	31,635

Due to customers	4,098	8,310

Cash collateral due to securities lent and repurchase agreements	36,620	39,945

Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	5,646	15,413

thereof transfers with the right to repledge or resell	5,646	15,413

Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to sell or repledge	165,143	178,542

thereof re-sold or re-pledged	108,066	160,999

4 Liabilities in respect of own pension funds
The following table summarizes details of liabilities in respect of own pension funds:

December 31, in CHF m	2006	2005

Total	764	668

5 Valuation adjustments and provisions
The following table summarizes details of valuation adjustments and provisions:

Year ended December 31, in CHF m	Total 2005	Specific write-downs	Recoveries, endangered interst, currency differences	New charges to income statement	Releases to income statement	Total 2006

Provisions for deferred taxes	95		(7)	52	0	140

Valuation adjustments and provisions for default risks	1,922	(673)	121	338	(521)	1,187

Valuation adjustments and provisions for other risks1)	102	(26)	23	49	(37)	111

Provisions for restructuring	1	(1)	0	0	0	0

Other provisions2),3)	262	(18)	(9)	105	(68)	272

Subtotal	2,287	(718)	135	492	(626)	1,570

Total valuation adjustments and provisions	2,382	(718)	128	544	(626)	1,710

Less direct charge-offs against specific assets	(1,922)					(1,187)

Total valuation adjustments and provisions as shown in the balance sheet	460					523

1) Provisions are not discounted due to short-term nature. 2) Provisions in respect of litigation claims were CHF 87 million and CHF 94 million as of December 31, 2006 and 2005, respectively. 3) No provisions for defined benefit pension cost included.

6 Composition of share capital and authorized capital
The following table summarizes details of share capital and authorized capital:

	2006			2005

	Quantity	Total nominal value CHF	1)	Quantity	Total nominal value CHF	1)

Registered shares at CHF 100
Capital on January 1	43,996,652	4,399,665,200		43,996,652	4,399,665,200

Capital on December 31	43,996,652	4,399,665,200		43,996,652	4,399,665,200

Authorized share capital on December 31	0	0		0	0

Conditional share capital on December 31	0	0		0	0

1) The dividend eligible capital equals the total nominal value.

7 Major shareholders and groups of shareholders
The following table summarizes details of major shareholders and groups of shareholders:

	2006			2005

December 31,	Quantity	Total nominal value CHF	Share %	Quantity	Total nominal value CHF	Share %

Registered shares at CHF 100 with voting rights
Credit Suisse Group1)	43,996,652	4,399,665,200	100	43,996,652	4,399,665,200	100

1) Credit Suisse Group was informed through disclosure notifications on September 19 and 20, 2006 that AXA S.A.'s holdings of Credit Suisse Group shares have exceeded 5% of the voting rights entered in the Commercial Register. All outstanding shares have the same voting rights.

8 Shareholder’s equity
The following table summarizes details of shareholder’s equity:

in CHF m	2006	2005

Shareholder's equity at January 1
Share capital	4,400	4,400

General legal reserves	18,624	18,495

Other reserves	610	610

Retained earnings	9,977	8,466

of which carried forward from previous year	6,469	5,345

of which net annual profit/(loss)	3,508	3,121

Total shareholder's equity as of January 1	33,611	31,971

Other changes1)	(191)	4

Dividend	(2,470)	(1,872)

Net annual profit	3,687	3,508

Total shareholder's equity as of December 31 (before profit allocation)	34,637	33,611

Share capital	4,400	4,400

General legal reserves	18,849	18,624

Other reserves	610	610

Retained earnings	10,778	9,977

of which carried forward from previous year	7,091	6,469

of which net annual profit	3,687	3,508

Total shareholder's equity as of December 31 (before profit allocation)	34,637	33,611

1) Movements in equity due to the transfer of assets and liabilities.

9 Assets from and liabilities to affiliated companies and loans to members of the parent company’s governing bodies
The following table summarizes details of assets from and liabilities to affiliated companies and loans to members of the Parent Company’s governing bodies:

December 31, in CHF m	2006	2005

Assets from affiliated companies	6,218	4,671

Liabilities to affiliated companies	6,388	4,418

Loans to members of the Parent Company's governing bodies	43	29

10 Significant transactions with related parties
Transactions with related parties (such as securities transactions, payment transfer services, borrowings and compensation for deposits) are carried out at arm’s length.
11 Fire insurance value of tangible fixed assets
The following table summarizes details of fire insurance value of tangible fixed assets:

December 31, in CHF m	2006	2005

Real estate	3,033	2,957

Other fixed assets	346	301

12 Liabilities for future payments in connection with operating leases
The following table summarizes details of liabilities for future payments in connection with operating leases:

December 31, in CHF m	2006	2005

Total liabilities for future payments in connection with operating leases	819	864

13 Fiduciary transactions
The following table summarizes details of fiduciary transactions:

December 31, in CHF m	2006	2005

Fiduciary placements with third-party institutions	29,457	25,116

Fiduciary placements with affilitated and associated banks	76	52

Fiduciary loans and other fiduciary transactions	2	46

Total fiduciary transactions	29,535	25,214

14 Number of employees
The following table summarizes details of number of employees:

December 31	2006	2005

Switzerland	17,080	16,581

Outside Switzerland	3,408	2,237

Total employees	20,488	18,818

15 Foreign exchange rates
The following table summarizes details of foreign exchange rates:

			Closing rate		Average rate

in CHF			31.12.06	31.12.05	2006	2005

1	US dollar	(USD)	1.2208	1.3137	1.25	1.24

1	Euro	(EUR)	1.6085	1.5572	1.57	1.55

1	British pound sterling	(GBP)	2.3987	2.2692	2.31	2.26

100	Japanese yen	(JPY)	1.0260	1.1190	1.08	1.13

16 Outsourcing of services
Where the outsourcing of services through agreements with external service providers is considered significant under the terms of Swiss Federal Banking Commission Circular 99/2 “Outsourcing,” those agreements comply with all regulatory requirements with respect to business and banking secrecy, data protection and customer information. At Credit Suisse outsourcing of services is in compliance with Circular 99/2.

Report of the Statutory Auditors to the General Meeting of Credit Suisse, Zurich
As statutory auditors of Credit Suisse, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) for the year ended December 31, 2006.
These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and Credit Suisse's Articles of Association.
We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA
/s/Philipp Rickert /s/Hiernoymus T. Dormann

Philipp Rickert Hieronymus T. Dormann Auditor in Charge
Zurich, Switzerland March 23, 2007

CREDIT SUISSE
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 333 11 11
Fax +41 44 332 55 55

www.credit-suisse.com
5520224 English